TECHNICAL REPORT OF THE
LOWER BOUNDARY ZONE, LUCKY
ZONE, AND LOWER YD ZONE
MINERAL RESOURCE ESTIMATES,
YOUNG-DAVIDSON PROPERTY,
MATACHEWAN, ONTARIO
PREPARED FOR
NORTHGATE MINERALS
CORPORATION

NI43-101 Report

Author:
Luke Evans, M.Sc., P.Eng.

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TABLE OF CONTENTS

PAGE
1 EXECUTIVE SUMMARY	1-1
Introduction	1-1
Geology	1-2
Mineralization	1-3
Metallurgy	1-4
Mineral Resource Estimate	1-4
Conclusions	1-6
Recommendations	1-7
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
List of abbreviations	2-4
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
Property Location	4-1
Property Description	4-1
Agreements	4-7
Environment	4-8
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY	5-1
6 HISTORY	6-1
Historical Production and Past Exploration	6-1
Historical Mineral Resource Estimates	6-5
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Local and Property Geology	7-3
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
Drill Logs	11-2
Drill Collar and Down Hole Surveys	11-4
Core Size	11-4
Core Recovery	11-5
12 SAMPLING METHOD AND APPROACH	12-1
Sample Lengths	12-1

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
Sample Preparation	13-1
Analysis	13-1
Security	13-2
Quality Control and Quality Assurance	13-2
14 DATA VERIFICATION	14-1
Northgate 2006 Data Verification	14-1
Scott Wilson RPA 2006 Data Verification	14-1
Micon 2004 Data Verification	14-2
Database Validation	14-2
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
YD Resource Database	17-1
Geological Interpretation	17-2
Composite Control Intervals	17-2
Wireframe Models	17-3
Mineralization Tonnage Factor	17-5
Resource Assay Statistics	17-6
Capping High Assays	17-8
Cut-off Grade	17-9
Compositing	17-11
Variography	17-11
Mineral Resource Classification	17-12
Block Modelling	17-14
Mineral Resources	17-19
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 SIGNATURE PAGE	22-1
23 CERTIFICATE OF QUALIFICATIONS	23-1
24 APPENDIX 1	24-1
List of Claims	24-1
25 APPENDIX 2	25-1
Composite Control Intervals, Longitudinal Sections and Scatter Plots	25-1

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LIST OF TABLES

PAGE
Table 1-1	December 2006 Mineral Resource Estimate Summary	1-5
Table 1-2	Current Micon 2004 Mineral Resource Estimates	1-5
Table 2-1	List of Abbreviations	2-4
Table 4-1	Property Tenure Summary	4-1
Table 6-1	Historical Production	6-1
Table 6-2	Micon (2004) Resource Estimate	6-5
Table 9-1	Lateral and Vertical Extents for the Mineralized Zones	9-3
Table 11-1	Drilling Summary	11-2
Table 12-1	Resource Assay Sample Length Statistics	12-1
Table 13-1	Pulp Replicate Relative Standard Deviations	13-3
Table 17-1	YD Resource Database	17-2
Table 17-2	Specific Gravity Data	17-5
Table 17-3	Resource Assay Statistics	17-6
Table 17-4	Capping Sensitivity By Zone	17-8
Table 17-5	Breakeven Cut-Off Grade Assumptions	17-10
Table 17-6	Resource Maximum Extrapolation Distance Guidelines for YD Project Syenite-Hosted Mineralization	17-13
Table 17-7	Search Ellipsoid Orientations and Radii	17-15
Table 17-8	December 2006 Mineral Resource Estimate	17-20
Table 19-1	December 2006 Mineral Resource Estimate Summary	19-2
Table 19-2	Current Micon 2004 Mineral Resource Estimates	19-3

LIST OF FIGURES

PAGE
Figure 4-1	Location Map	4-2
Figure 4-2	Land Tenure	4-3
Figure 4-3	Claim Map	4-4
Figure 4-4	Withdrawn Claims	4-6
Figure 4-5	Site Plan	4-9
Figure 6-1	Historical Underground Development and Stopes	6-1
Figure 6-2	2004 Open Pit (Green) and Underground (Red) Resource Wireframes and Historical Mine Development	6-6
Figure 7-1	Regional Geology	7-2
Figure 7-2	Local and Property Geology	7-4
Figure 7-3	Local and Property Stratigraphy	7-5
Figure 9-1	3D Perspective Showing Mineralization Wireframes	9-3
Figure 9-2	3D Perspective Close-up Showing Underground Mineralization Wireframes	9-5

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Figure 11-1	Surface Plan Showing Drilling and Underground Openings	11-3
Figure 17-1	Mineralization Wireframes	17-3
Figure 17-2	Diabase Wireframes	17-4
Figure 17-3	Resource Assay Histograms	17-7
Figure 17-4	Cut Gold Grade Block Model	17-17
Figure 17-5	Resource Classification Block Model	17-18

LIST OF APPENDIX FIGURES

Figure 25-1	Longitudinal Projection – Lens 5	25-4
Figure 25-2	Longitudinal Projection – Lens 6, Lucky Zone, and LBZ Lens 15	25-5
Figure 25-3	Longitudinal Projection – Lenses 7, 8 and 14	25-6
Figure 25-4	Longitudinal Projection – Lenses 16 and 17	25-7
Figure 25-5	Longitudinal Projection – Lens 18	25-8
Figure 25-6	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot – Lucky Zone	25-9
Figure 25-7	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot – Lower YD Zone	25-10
Figure 25-8	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot – Lower Boundary Zone	25-11
Figure 25-9	Block and Composite Gold Grades Versus Elevation Scatter Plot – Lower Boundary Zone	25-12

LIST OF APPENDIX TABLES

Table 24-1	Claim List	24-2
Table 25-1	Composite Control Intervals	25-2

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1 EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Chris Rockingham, Vice-President Business Development and Exploration of Northgate Minerals Corporation (Northgate), to estimate the Mineral Resources of the Lower Boundary Zone (LBZ), Lucky Zone, and the Lower Young-Davidson Zone (Lower YD Zone) at the Young-Davidson Property (YD Property), Ontario. The YD Property is located immediately west of the village of Matachewan, Ontario, and approximately 60 miles west of the town of Kirkland Lake.

On November 2, 2005, Young-Davidson Mines, Limited (YDM) became a wholly owned subsidiary of Northgate and on August 1, 2006, Young-Davidson Mines, Limited, Northgate Minerals Corporation, Northgate Resources Limited, and Kemess Mines Ltd. were amalgamated as one company under the name of Northgate Minerals Corporation. Northgate owns 100% of the mineral rights to all of the mineral resource related claims at the Young-Davidson Mine (YD Mine) and the adjoining Matachewan Consolidated Mines (MCM) Mine (MCM Mine). Northgate also holds the mineral rights to a large number of claims that are contiguous with the two mine properties. The contiguous claim block that covers the YD Mine, the MCM Mine, and the surrounding extensions, is referred to as the YD Property and the Young-Davidson Project (YD Project).

Northgate began a significant surface drilling program in early 2006 designed to confirm and expand the underground resources at the YD Property. Northgate drilled 43 drill holes and wedge holes (YD06-01 to YD06-27) up until late November 2006, which is the data cut-off date for the resource estimate discussed in this report. Northgate has not drilled any new holes on the MCM property yet, because it is a lower priority exploration target. In addition, no new drill holes have targeted the open pit resources because they are already well supported by a significant number of close-spaced drill holes and the project economics are more dependent on expanding the underground resources.

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Scott Wilson RPA has not reviewed and has not changed any of the Micon (2004) resource estimates that are unaffected by new drilling information. Consequently, this report presents new underground resource estimates for the LBZ, the Lucky Zone, and the Lower YD Zone. The Micon (2004) estimates for the open pit resources and the Upper Boundary Zone (UBZ) underground resources remain the current mineral resource estimates for these areas.

GEOLOGY

The YD Property is situated within the southwestern part of the Abitibi Greenstone Belt. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as uncomformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks are present. All lithologies are cut by late, generally northeast-trending Proterozoic diabase dikes.

The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures ("breaks") that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (LLCFZ) cuts across the YD Property. The LLCFZ has a subvertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d'Or.

There are three important groups of Archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Unconformably overlying is Timiskiming Group conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

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Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on the YD Property, measures almost 3,000 ft. east-west by 1,000 ft. north-south.

Huronian Proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan Diabase and younger Nipissing Diabase, which respectively bracket the Huronian unconformity in the project area.

MINERALIZATION

Essentially all of the historical production at the YD Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

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METALLURGY

Metallurgical tests have been conducted on drill core to obtain design and operating parameters for a proposed flow sheet that envisioned extraction of gold using a flotation-cyanidation process. Historical testwork found that the increased costs of power and capital equipment did not immediately warrant the need to grind beyond 70% passing the #200 sieve. Leach tests were based on the coarser grind. The optimum residence time of 60 hours at this grind provided an average gold extraction of 91.7%, with an average gold extraction of 89.9% obtained at the lowest level of cyanide addition tested (1.0 lb/ton of solution) and excluding the additional recovery from the gravity circuit. Testing also confirmed that a residence time of 48 hours for this same grind provided, on average, recoveries of 87.8% at minimum cyanide loading and excluding the recovery from the gravity circuit (Royal Oak, 1997).

MINERAL RESOURCE ESTIMATE

Scott Wilson RPA, with assistance from Northgate personnel, has prepared new underground resource estimates for the LBZ, the Lucky Zone, and the Lower YD Zone. All of the open pit resources and the UBZ underground resources represent additional current resources that were estimated by Micon in 2004. Northgate plans to update the open pit and UBZ resource estimates in the near future as part of the work leading up to a feasibility study. There are currently no Mineral Reserves at the YD Project.

Scott Wilson RPA built a block model, constrained by 3D mineralization and barren diabase wireframes, to estimate the resources. Scott Wilson RPA used a US$500/oz (C$575/oz) gold price, an 89% gold recovery, and a C$36/ton underground operating cost to estimate a breakeven cut-off of approximately 0.070 oz/ton Au. A minimum horizontal thickness of approximately ten feet and an incremental cut-off grade of approximately 0.05 oz/ton Au were used to define the resource mineralization intersections. The 0.07 oz/ton Au breakeven cut-off grade was used to constrain the resource wireframes. Some exceptions were made in order to preserve internal zone continuity.

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Scott Wilson RPA estimates that the Indicated Mineral Resources of the LBZ, Lucky Zone, and Lower YD Zone total 5.7 million tons at an average cut grade of 0.11 oz/ton gold and contain 0.60 million ounces of gold. Scott Wilson RPA estimates that the Inferred Mineral Resources total 5.2 million tons at an average cut grade of 0.11 oz/ton gold and contain 0.56 million ounces of gold (Table 1-1).

TABLE 1-1 DECEMBER 2006 MINERAL RESOURCE ESTIMATE SUMMARY

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Classification	Tonnage	Gold*	Contained Gold*
	(tons)	(oz/ton)	(ozs)

Indicated Resource	5,687,000	0.11	599,100

Inferred Resources	5,176,000	0.11	555,100

Notes:
1.	Mineral Resources are estimated using an average long-term gold price of US$500 per ounce (C$575 per ounce).
2.	Mineralized wireframes constructed based on approximately a 0.05 oz/ton Au incremental cut-off grade and a minimum horizontal thickness of ten feet.
3.	Resources are reported at a zero cut-off grade.
4.	*High Lower Boundary Zone assays cut to 0.60 oz/ton Au, high Lower YD Zone assays cut to 0.40 oz/ton Au, and high Lucky Zone assays cut to 0.50 oz/ton Au.
5.	Blocks are 50 ft. by 50 ft. by 25 ft. and have a percent mineralization field.
6.	Five feet equal length composites created within the mineralized wireframes.
7.	Inverse distance squared grade interpolation.
8.	Customized search radii lengths and orientations developed for each lens.
9.	An 11.9 ft.³/ton tonnage factor was used.
10.	Gemcom Software International Inc. Resource Evaluation Edition GEMS 6.04 was used.

The August 2004 open pit and underground resource estimate for the UBZ, both by Micon, are current resource estimates that represent additional resources, which are unaffected by the above estimate (Table 1-2).

TABLE 1-2 CURRENT MICON 2004 MINERAL RESOURCE ESTIMATES

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Classification	Tonnage	Gold*	Contained Gold*
	(tons)	(oz/ton)	(ozs)
Total Inferred Underground Resources (UBZ)	4,290,000	0.117	502,000
Total Measured Open Pit Resources	6,978,000	0.062	432,640
Total Indicated Open Pit Resources	530,900	0.059	31,320
Total Measured and Indicated Open Pit Resources	7,508,900	0.062	463,960
Total Inferred Open Pit Resources	363,400	0.039	14,170
* High assays to 1.0 oz/ton Au

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CONCLUSIONS

The 2006 drilling program has been very successful in expanding the YD Project underground resources. Northgate plans to continue the surface drilling program and has begun an underground exploration program. This will generate a significant amount of new data over the next year or two. In Scott Wilson potential to increase the underground resources because most of the mineralized lenses are still open at depth and laterally along strike.

The syenite-hosted gold mineralization exhibits good gold grade continuity. The mineralization occurs generally as east-west striking, steeply south dipping, vertically attenuated lenses with local flexures and tapered flanks. The LBZ Lens 15 is the largest continuous lens of mineralization defined to date. It extends laterally east-west for at least 1,400 ft., vertically for at least 3,200 ft., and reaches 135 ft. in horizontal thickness. The resource mineralization horizontal thicknesses average approximately 41 ft., at the LBZ and 33 ft. at the Lower YD and Lucky Zones.

The current resource estimate is based on a US$500/oz gold price. There is excellent potential to increase the horizontal thicknesses in some of the resource drill hole intersections if a lower incremental cut-off grade is used in future resource estimates that are based on higher gold prices.

Scott Wilson RPA believes that a number of subparallel, possibly anastomosing, generally east-west striking, alteration corridors exist that host the resource lenses defined so far. Some of these lenses may grow and merge with adjacent lenses as the results for infill drilling become available. As more information becomes available, it may be possible to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

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RECOMMENDATIONS

Scott Wilson RPA concurs with Northgate that the following work is warranted:

1.

Complete an underground exploration program on the syenite-hosted mineralization at the YD Project.

2.

Continue the surface drilling program.

3.

Update the Micon (2004) open pit resource estimate based on revised gold price, pit optimization, and other resource estimation parameters.

4.

Update the Micon (2004) UBZ underground resource estimate based on an appropriate long term gold price assumption and revised resource estimation parameters.

5.

Complete a data verification and validation program on drill holes that support open pit and UBZ resources.

6.

Review the capping levels prior to the next resource estimate.

7.

As new data become available, carry out trend analysis work including grade, thickness, and grade-times-thickness contouring on longitudinal projections, and geostatistical studies to determine possible plunge orientations and ranges of continuity for each lens.

8.

Continue to refine the diabase wireframes.

9.

Construct new wireframes for the main rock types.

10.

Try to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

11.

Construct mineralization wireframes at a number of incremental cut-off grades to develop a preliminary tonnage-grade curve for the YD Project underground syenite-hosted resources.

12.

Continue to carry out detailed structural mapping of surface outcrops and pits, particularly those in mineralized syenite west of approximately 4,200E.

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2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Chris Rockingham, Vice-President Business Development and Exploration of Northgate Minerals Corporation (Northgate), to estimate the Mineral Resources of the Lower Boundary Zone (LBZ), Lucky Zone, and the Lower Young-Davidson Zone (Lower YD Zone) at the Young-Davidson Property (YD Property), Ontario. The YD Property is located immediately west of the village of Matachewan, Ontario, and approximately 60 miles west of the town of Kirkland Lake.

Northgate, formally known as Northgate Exploration Limited up until May 14, 2004, is a gold and copper mining company. Northgate's assets include the 300,000-ounce per year Kemess mine in north central British Columbia and the adjacent Kemess North deposit. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

On November 2, 2005, Young-Davidson Mines, Limited (YDM) became a wholly owned subsidiary of Northgate and on August 1, 2006, Young-Davidson Mines, Limited, Northgate Minerals Corporation, Northgate Resources Limited, and Kemess Mines Ltd. were amalgamated as one company under the name of Northgate Minerals Corporation. Northgate owns 100% of the mineral rights to all of the mineral resource related claims at the Young-Davidson Mine (YD Mine) and the adjoining Matachewan Consolidated Mines (MCM) Mine (MCM Mine). Northgate also holds the mineral rights to a large number of claims that are contiguous with the two mine properties. The contiguous claim block that covers the YD Mine, the MCM Mine, and the surrounding extensions, is referred to as the YD Property and the Young-Davidson Project (YD Project). The YD Project open pit and underground Mineral Resources were reported in a 2004 technical report by Micon International Limited (Micon). The YD Project was formerly known as the Matachewan Project (Micon, 2004)

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Northgate began a significant surface drilling program in early 2006 designed to confirm and expand the underground resources at the YD Property. Northgate drilled 43 drill holes and wedge holes (YD06-01 to YD06-27) up until late November 2006, which is the data cut-off date for the resource estimate discussed in this report. Northgate has not drilled any new holes on the MCM property yet, because it is a lower priority exploration target. In addition, no new drill holes have targeted the open pit resources because they are already well supported by a significant number of close-spaced drill holes and the project economics are more dependent on expanding the underground resources.

Scott Wilson RPA has not reviewed and has not changed any of the Micon resource estimates that are unaffected by new drilling information. Consequently, this report presents new underground resource estimates for the LBZ, the Lucky Zone, and the Lower YD Zone. The Micon (2004) estimates for the open pit resources and the Young Davidson Upper Boundary Zone (UBZ) underground resources remain the current mineral resource estimates for these areas.

On September 25, 2006, Northgate announced that the permits required to commence an advanced underground exploration program at the YD Property were granted by the Ontario government. Construction work related to the underground ramp development and shaft dewatering had already commenced when Scott Wilson RPA Consulting Geological Engineer Luke Evans, M.Sc., P.Eng., visited the property from October 11 to 13, 2006.

Scott Wilson RPA would like to acknowledge the co-operation and transmittal of technical material by the Northgate personnel. Scott Wilson RPA has relied on discussions with the following key technical personnel:

Chris Rockingham, - Northgate V.P. Business Development and Exploration
Carl Edmunds - Northgate Exploration Manager
James Janzen - Northgate Senior Geologist and Young- Davidson Project Manager

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Andrew Hara – Northgate Director, Mining

The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

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LIST OF ABBREVIATIONS

In this report, monetary units are Canadian dollars (C$) unless otherwise stated. The imperial system of measurements and units has been used unless otherwise specified. Distances and volumes are measured in feet. Gold grades are measured in troy ounces per ton. Tonnage is expressed in short tons. A table showing abbreviations used in this report is provided below.

TABLE 2-1 LIST OF ABBREVIATIONS

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Abbreviation	Meaning	Abbreviation	Meaning
Au	Gold	in.	inch
Ag	Silver	mi.	mile
oz/ton	ounces per ton	ft.	feet
tons	short ton (0.9072 tonne)	ft.³
tpd	tons per day	$ or C$	Canadian $ (all costs)
tpy	tons per year	NSR	Net Smelter Return
lb	pound	HW	Horizontal Width
g	grams	LOMP	Life of Mine Plan
g/t	grams per tonne	DDH	Diamond Drill Hole
oz	troy ounce (31.1035 g)	AQ	Drill core (diameter approx. 1.06 in.)
ppm	parts per million, g/t	BQ	Drill core (diameter approx. 1.42 in.)
ppb	parts per billion	NQ	Drill core (diameter approx. 1.89 in.)

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for Northgate Minerals Corporation (Northgate). The information, conclusions, opinions, and estimates contained herein are based on:

  Information available to Scott Wilson RPA at the time of preparation of this report,
  Assumptions, conditions, and qualifications as set forth in this report, and
  Data, reports, and other information supplied by Northgate and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Northgate. Scott Wilson RPA has not researched property title or mineral rights and expresses no legal opinion as to the ownership status of the property.

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4 PROPERTY DESCRIPTION AND LOCATION

PROPERTY LOCATION

The YD Project is located immediately west of the village of Matachewan, Ontario, and approximately 60 miles west of the town of Kirkland Lake, Ontario (Figure 4-1).

PROPERTY DESCRIPTION

The YD Project is comprised of 156 tenures related to mining claims, mining leases, patents, and licences of occupation that were acquired either through staking, application, or option agreements (Figures 4-2 and 4-3 and Table 24-1 in Appendix 1). Generally small groups of claims are collectively converted into mining leases so the number of tenures represents the original number of claims. The project consists of 72 staked mining claims, 34 mining leases, two patented claims, and two licences of occupation, covering approximately 1,803 acres of surface rights and 9,960.3 acres of mining rights (Table 4-1). The YD Property can be subdivided into seven claim groups based on agreements and the original claim owners, which included: Fred S. Kiernicki and Mark

A. Fekete (Kiernicki-Fekete); Matachewan Consolidated Mines (MCM); Robert B. Schaus/Donald J. Clarke/John Shirriff (Schaus-Clarke-Shirriff); Sedex Mining Corp. (Sedex); John Shirriff (Shirriff); Welsh Estate (Welsh); and YDM.

TABLE 4-1 PROPERTY TENURE SUMMARY

Northgate Minerals Corporation – Young-Davidson Project, Ontario

						Mining	Surface
		Mining	Licences of		Total	Rights	Rights
Claim Groups	Claims	Leases	Occupation	Patents	Tenures	(acres)	(acres)
Kiernicki & Fekete	3				3	120.0	0
MCM	1	8	1	1	24	918.2	132.1
Schaus, Clarke & Shirriff	19	1			28	1,152.0	0
Sedex	18				18	812.5	0
Shirriff	3	8	0	0	36	1,475.4	1,033.7
Welsh		2			2	60.6	60.6
YDM	28	15	1	1	45	5,421.6	576.6
Totals	72	34	2	2	156	9,960.3	1,803

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N
Hudson Bay
Manitoba
Ontario
Québec
Mattagami
Timmins
Matheson
Kirkland Lake
Rouyn-Noranda
Val-d'Or
Matachewan
0 20 40 80
Kilometres
Red Lake
Pickle Lake
Kenora
Sioux Lookout
ONTARIO
MATACHEWAN
Québec
Thunder Bay
Lake Superior
Timmins
Rouyn-Noranda
Chapleau
Kirkland Lake
Val d'Or
Sault Ste Marie
Sudbury
North Bay
Ottawa
U. S. A.
Lake Michigan
Lake Huron
Toronto
Lake Ontario
Windsor
Lake Erie
0 100 200 300 400 500
Kilometres
January 2007

Figure 4-1

Northgate Minerals Corporation

Young-Davidson Mine

Matachewan, Ontario

Location Map

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YOUNG-DAVIDSON
PROPERTY
ONTARIO
CANADA
Mining Land Tenure
Map
TOWNSHIP / AREA
PLAN
POWELL
G-3218
ADMINISTRATIVE DISTRICTS / DIVISIONS
Mining Division
Larder Lake
Land Titles/Registry Division
TIMISKAMING
Ministry of Natural Resources District
KIRKLAND LAKE
TOPOGRAPHIC
Land Tenure
LAND TENURE WITHDRAWALS
IMPORTANT NOTICES
LAND TENURE WITHDRAWAL DESCRIPTIONS

Figure 4-2

Northgate Minerals Corporation

Young-Davidson Mine
Matachewan, Ontario

Land Tenure

January 2007

Source: Northgate Minerals Corp., 2006.

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Powell Twp.
Cairo Twp.
YarrowTwp.
Kimberly Twp.
Matachewan
N
1199663
1199662
1213838
1223271
1248829
537317
1207518
1207508
1207502
1207514
1207509
1207511
1207504
1207516
1207505
1207506
1207507
Young-Davidson Property
YDM - 100%
Subject to Agreement with:
Matachewan Consolidated Mines
Shiriff
Sedex Mining Corp.
Kiernicki & Fekete
Schaus, Clarke Shiriff
Welsh
0
1000
2000
3000
4000
Metres
Northgate Minerals Corporation
Young-Davidson Mine
Matachewan, Ontario
Claim Map
January 2007
Source: Northgate Minerals Corp., 2006.

Figure 4-3

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The claims are located in the southeast corner of Powell Township, the northeast corner of Yarrow Township and the southwest corner of Cairo Township. All claims are situated within the Larder Lake Mining Division and the claims are contiguous. All of the mining leases and patented claims have been surveyed.

The mining and surface rights related to 24 claims and nine leases have been withdrawn due to Ontario’s Living Legacy and the Temagami Land Caution. None of the withdrawn claims and leases affect the YD Project resource estimates. The locations of withdrawn claims are shown in Figure 4-4.

The withdrawn claims and leases affected by Ontario's Living Legacy are related to Ontario government Order Nos. W-LL-F 1600/02 ONT and W-LL-F 1715/02 ONT. Map references and more information can be found at the Ministry of Northern Development and Mines (MNDM) website.

Twenty-eight mining claims, L494591-L494595, L495895-L495899, L523116-L523119 and L523141-L523145, form part of the Schaus-Clarke-Shirriff claim group, where Northgate is the recorded holder of 20% interest and Mr. Schaus holds 80% interest. Following the death of Mr. Schaus, the Schaus title to these mining claims was not passed along to an heir, and the question of ownership remains outstanding. A special hold status was assigned to these claims. In order to remove this hold status, the MNDM must make application to the Lieutenant Governor in Council to have the claims validated. These claims are located in the southwest part of the land holdings, and do not contain any resources.

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Powell Twp.
Cairo Twp.
YarrowTwp.
Kimberly Twp.
Matachewan
N
0
1000
2000
3000
4000
Metres
Young-Davidson Property
Temagami Land Action
Living Legacy Withdrawn Area
Temagami Land Action and Living Legacy Withdrawn Area
January 2007
Source: Northgate Minerals Corp., 2006.
Figure 4-4
Northgate Minerals Corporation
Young-Davidson Mine
Matachewan, Ontario
Native Land Action &
Living Legacy Withdrawn Claims

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AGREEMENTS

The YD Project original owners of the claims included MCM, George Welsh, John Shirriff, Robert Schaus/John Shirriff, and YDM. Northgate currently owns a 100% interest in all these claims, except the Schaus-Clarke-Shirriff claims, either by direct ownership or via option agreements. In regard to the Schaus-Clarke-Shirriff claim group, Northgate currently holds a 20% interest. The remaining 80% interest in the claims resides with Robert Schaus, who is deceased. Northgate is working with the heirs of the Schaus estate to arrange for the transfer of the remaining 80% interest in these claims to Northgate.

In order to maintain its option agreement valid with MCM, Northgate must pay all municipal and land taxes. As well, during periods of economic force majeure (whenever the price of gold is less than US$400 per ounce), Northgate must pay a non-recoverable option payment at the commencement of every six-month period of US$3,750. If, at any time during the six-month period the price of gold exceeds US$400 per ounce, Northgate will pay a US$7,500 recoverable advance royalty payment. Northgate is obligated to provide quarterly reports to MCM on the progress of any work completed on the land holdings, along with sufficient production and financial information to enable MCM to verify the correctness of any production royalty paid to MCM.

During periods of production and at a base gold price of US$270 per troy ounce, a royalty of US $1.00 will be paid per ton of ore mined and processed from the MCM property. When applicable, an additional royalty will be paid on each ounce recovered in each quarter to compensate for any increase in price received over US$270 per ounce. This will amount to 5% of the increase in price per ounce recovered above the base rate of US$270. The price will be based on the average quarterly price of gold sold on the free market during the quarter in which the gold is shipped.

In order to maintain its option agreement with Welsh, Northgate must pay an advance royalty of C$1,500 per twelve month period during periods of economic force majeure. During periods of production, Welsh shall receive C$1.50 per ton of ore mined and processed from the property, or 20% of the net profits (until such time as 0.5 million tons have been mined after which the net profits interest is 25%), whichever shall be greater.

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The agreement with Mr. Shirriff has no ongoing obligations to fulfill in order to maintain its good standing. However, a 2% Net Smelter Return is retained by Mr. Shirriff. Similarly, the agreement with Schaus-Clarke-Shirriff has no ongoing obligations, and it too has a 2% Net Smelter Return which currently accrues to the Schaus estate.

ENVIRONMENT

The current YD Project environmental and permitting status has been compiled by Webster (2007). Mining activities have taken place in the area since the YD Mine and the MCM Mine were in production from the 1930s to the 1950s. Remnant environmental liabilities associated with the YD Property are typical of historical mine sites and include four inactive tailings areas, several mine workings such as shafts and raises, near surface crown pillars, open stopes, small pits, as well as abandoned and partially demolished surface foundations.

The locations of historical tailings deposition is provided in Figure 4-5 and further described as follows:

1.

Tailings in and around the Davidson Lake remnant of the YD Mine (YD Area 1). These tailings have been tested as being non-acid generating.

2.

Tailings west of the project area in a creek system which drains to the Mistinikon Lake remnant from the YD Mine (YD Area 2). These tailings have been tested as being non-acid generating.

3.

Tailings in the Davidson Creek remnant of the YD Mine (YD Area 3). These tailings have been tested as being non-acid generating.

4.

Tailings in a storage area east of the MCM Mine No. 3 Shaft that are a remnant from the MCM Mine (MCM Area 1). These tailings have been tested as being non-acid generating.

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N
Young–Davidson Tailings Area No. 2
Powerline
Young–Davidson Shaft
Proposed Portal
No. 5 Pit
No. 2 Pit
No. 3 Shaft
Weir
Ottawa Lake
No. 6 Pit
Boundary Pit
No. 3 Pit
Gate
No. 4 Pit
No. 1 Shaft
Sub-Station
Proposed Settling/ Holding Pond
Young Davidson Tailings Area No. 3
Young–Davidson Pit
Hollinger Lake
Montreal River
Matachewan Consolidated Tailings Area No. 1
Matachewan Consolidated Tailings Area No. 2
No. 3 shaft dewatering pipeline
MATACHEWAN
Davidson Creek
44kV powerline
Outlet of No. 3 shaft dewatering pipeline
Matachewan Lake
Davidson Road
Young–Davidson Tailings Area No. 1
5311000 N
5310000 N
5309000 N
5308000 N
520000 E
521000 E
522000 E
523000 E
524000 E
525000 E
526000 E

LEGEND:

- Water
- Existing tailings
- Stream
- Powerline
- Building
- Historic foundation
- Proposed settling/ holding pond
- No. 3 shaft dewatering pipeline
- ⊗ Proposed portal

NOTES:

1. Coordinate grid is UTM NAD 83 ZONE 17.
2. Topography based on mapping by Meridian, May 1996, based on 1986 1:20,000 Aerial Photography.
3. Contour interval is 10 feet.
4. Locations of various infrastructure are approximate. Unless otherwise noted, all infrastructure shown is existing. Some infrastructure not shown for clarity.

Scale 200 100 0 200 400 600 800 1000 Metres

Figure 4-5

Northgate Minerals Corporation

Young-Davidson Mine
Matachewan, Ontario

Site Plan

January 2007

Source: Knight Piésold Consulting, 2006.

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5.

Tailings southwest of the MCM Mine No. 3 Shaft that are from custom milling lead-zinc ore from the Matorrow Mine by the MCM (MCM Area 2). These tailings have been confirmed as being acid generating.

6.

Tailings from a 1990 tailings spill into Davidson Creek and the Montreal River as a result of a breach of the MCM Mine Tailings Area 1. These tailings have been tested as being non-acid generating.

None of the existing mine hazards have been subjected to remediation or reclaimed to current standards. Several of the mine hazards are located on land to which Northgate Minerals does not currently own title to and, therefore, will not be held environmentally liable. There are legal agreements in place to acquire title to these area lands as required for future developments. It is expected that all remnant mine hazards would be adequately addressed and reclaimed to appropriate standards as part of future mine development scenarios.

In response to the 1990 tailings spill and resultant reclamation of the breached Matachewan Tailings Area 1 by the Ontario government, a construction lien in the amount of $383,434 was placed against MCM to recover incurred costs associated with the remedial stabilization measures. In the event that Northgate acquires the title to these tailings from MCM for future development, it is presumed that this lien would need to be removed.

The YD Property has recently been approved by the MNDM as an Advanced Exploration property. Site activities entail the resumption of dewatering of the MCM Mine workings and the construction of a new portal/access ramp and related surface infrastructure.

Current and pending environmental approvals associated with the Advanced Exploration activities are provided as follows:

1.

Major approvals which have been received for current site activities are as follows:

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a.

Ministry of Northern Development and Mines - Mine Closure Plan with a corresponding financial assurance of $539,100.

b.

Ministry of Environment – Certificate of Approval for Industrial Sewage Works for the discharge of mine effluent to the Montreal River.

c.

Ministry of Natural Resources – Clearance letter for resumption of use of the mine dewatering pipeline in the Montreal River.

d.

Department of Fisheries and Oceans – Clearance letter for installation and operation of the mine dewatering pipeline for discharge of mine effluent to the Montreal River.

e.

Transport Canada – Clearance letter for installation of a mine dewatering pipeline in the Montreal River.

2.

Pending approvals for the Advanced Exploration program are provided as follows:

a.

Ministry of Environment - Permit to Take Water for dewatering the MCM Mine workings.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

It takes approximately two hours to drive to the property from the Timmins airport, which has regular scheduled flights from Toronto. The property is accessed by highway 566 a few kilometres west of the village of Matachewan and by a network of gravel roads. The eastern limit of the project area is immediately adjacent to the western limit of the village of Matachewan, which has a population of approximately 400 persons.

CLIMATE

According to the 1971 to 2000 Environment Canada data, the daily average mean temperature in nearby Kirkland Lake, Ontario was 1.7°C. The extreme maximum temperature of 38.9°C was recorded on July 31, 1975, and the extreme minimum temperature of -47°C was recorded on January 17, 1982. The average annual precipitation in Kirkland Lake was 34.8 in., comprising 23.2 in. as rainfall and 11.6 in. as snowfall. Given this climate range, exploration and mining development activities can be carried out at all times of the year.

LOCAL RESOURCES

An experienced open pit and underground mining work force as well as numerous exploration, drilling, and mining contractors are located in nearby mining towns such as Timmins, Matheson, Kirkland Lake, Sudbury, Rouyn-Noranda, and Val-d'Or. Northgate has transformed a school building in Matachewan into an exploration and engineering office that includes a large and well-equipped indoor core logging area and a secure gated outdoor core storage facility. A security guard patrols the mine site on a regular basis and Northgate has implemented additional measures to maintain security.

Supplies of water and electrical power are readily available near the property.

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INFRASTRUCTURE

Open pit and underground mining activities at the property began in 1934 when both mines entered into production. The YD Mine ceased production in 1957 and the MCM Mine closed in 1953. At the YD Mine, on the west side of the property, shafts include the No. 1 shaft from surface, and the No. 2 winze. The MCM No. 3 shaft is located on the east side of the property. From the Fall of 1996 to the Fall of 1997, Royal Oak Mines Inc. (Royal Oak) carried out an underground exploration program that included dewatering the No. 3 shaft to the 9th Level loading pocket, shaft rehabilitation to the 8th Level station, and geological mapping and sampling to the 5th Level.

The 1996 Royal Oak headframe on the No. 3 shaft is the main infrastructure that was visible on surface as of mid-October 2006. Northgate had begun clearing the portal area and was excavating and lining a settling pond during the site visit by Scott Wilson RPA. The mine workings are currently flooded, however, Northgate plans to start dewatering soon.

Pamour Mines Limited, Ltd. (Pamour) mined a small amount of lower grade mineralization from small open pits during 1981 and 1982 and these pits provide excellent exposures of the mineralization at surface. Pamour trucked and processed the mineralization at its mill in Timmins.

No infrastructure remains intact on the YD Property except for some old and overgrown cement foundations and retaining walls.

PHYSIOGRAPHY

In this region, the Montreal River fllows along the eastern limits of the property. The topography of the property is rather rugged, containing a number of large hills with abundant rock outcroppings that are separated by valleys often filled with swamps. The relief of the area is on the order of 330 ft. The vegetation of the property is typical of the Boreal Forest, consisting of mixed stands of black spruce, poplar, balsam fir, tamarack and white birch.

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6 HISTORY

HISTORICAL PRODUCTION AND PAST EXPLORATION

The following summary of past exploration and production on the YD Property is excerpted mostly from Micon (2004). Almost one million ounces of gold has been produced from the YD Property (Table 6-1). The underground development, stopes, and the YD carrot-shaped glory hole are shown in Figure 6-1.

TABLE 6-1 HISTORICAL PRODUCTION

Northgate Minerals Corporation – Young-Davidson Project, Ontario

			Grade	Contained
Period	Mine	Tons	(oz/ton Au)	Ounces Au
1934 to 1957	YD	6,218,272	0.094	585,690
1934 to 1954	MCM	3,525,200	0.107	378,101
1981-1982	MCM	106,000	0.069	7,314
Total		9,849,472	0.099	971,105

FIGURE 6-1 HISTORICAL UNDERGROUND DEVELOPMENT AND STOPES

(From Micon, 2004)

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A chronological listing of the historical exploration and development work on the main claim groups is summarized below.

YD PROPERTY

A great deal of work has been done on the YD Property over the years, beginning with the initial gold discovery on the Davidson Claims by Mr. Jake Davidson in 1916. Since then, much exploration and development has been done on the property, including excavation of two shafts, six production levels, and one exploration level. Production of gold from this property took place mainly from 1934 to 1957. A brief chronological summary is detailed below:

1916-1933: Young-Davidson Mines Ltd.: surface prospecting, hand trenching and stripping. Pre-production activities.

1934-1957: Hollinger Corporation: production of gold under contract from Young-Davidson Mines. According to records maintained by the Ontario Geological Survey, a total of 6,218,272 tons were produced at an average grade of 0.094 oz/ton Au (585,690 ounces Au).

1979: Pamour: concluded Option Agreement.

1980: Pamour: Diamond drilling, 44 holes totalling 12,841ft.

1986: Pamour: additional diamond drilling in Boundary Pit Area, 84 holes totalling 32,130 ft.

1988: Pamour: diamond drilling, 10 holes totalling 3,882 ft., testing shallow targets and upper portions of the Boundary Zone.

1989: Pamour: diamond drilling, 10 holes totalling 13,052 ft., testing Boundary Zone (underground target).

1990: Pamour: diamond drilling, 34 holes, testing several targets in syenite.

1995: Royal Oak Mines Inc: diamond drilling, 68 holes totalling 71,102 ft. that tested selected underground targets, and testing for the western and depth extensions of the open pit mineralization

1996: Royal Oak Mines Inc: diamond drilling, 23 holes totalling 11,832 ft., confirming the western and depth extensions of the open pit mineralization, and to confirm the assay values indicated by the 1980 vintage drill holes.

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1997: Royal Oak Mines Inc: diamond drilling, 9 holes totalling 3,383 ft.

2003: Young-Davidson Mines, Limited: diamond drilling, 10 holes totalling 5,407 ft.

MCM PROPERTY

The initial gold discovery on the adjoining Davidson Claims in 1916 sparked a staking rush which resulted in the discovery of gold on the MCM property later that year. Since then, much exploration and development has been done on the property, including excavation of three shafts and eleven production levels. Production of gold from this property took place mainly from 1934 to 1954. A brief chronological summary is detailed below:

1916: Discovery of gold on the mine property by Samuel Otisse.

1916-1933: Ventures Limited: surface prospecting, hand trenching and stripping. Pre-production activities.

1934-1954: Ventures Limited: production period. According to records maintained by the Ontario Geological Survey, a total of 3,525,200 tons were produced at an average grade of 0.107 oz/ton Au (378,101 ounces Au).

1980: Pamour: concluded Option Agreement.

1981-1982: Pamour: gold production from five small open pits, whole ore trucked back to Pamour mill for processing. Internal company documents indicate that 106,000 tons at an average grade of 0.069 oz/ton Au were produced (Skeeles, 1989).

1995: Royal Oak Mines Inc.: diamond drilling, 34 holes totalling 22,984 ft. testing for the eastern extensions of the open pit mineralization.

1996: Royal Oak Mines Inc.: diamond drilling, 6 holes totalling 2,717 ft. testing for the eastern extensions of the open pit mineralization. Commencement of an underground exploration program in the Fall of 1996 and proceeding through to the Fall of 1997. Work completed included dewatering to the 9th Level loading pocket, shaft rehabilitation to the 8th Level station, and geological mapping and sampling to the 5th Level. Preparation of necessary documentation to produce a Comprehensive Study Report and Environmental Impact Statement in fulfilment of the requirements outlined in the Canadian Environmental Assessment Act.

1997: Royal Oak Mines Inc: trenching program, including geological mapping and channel sampling. Reconnaissance level Induced Polarization (IP) survey.

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2000: 1519864 Ontario, Limited: diamond drilling, 11 holes totalling 983 ft. to test for the presence of gold mineralization in the crown pillars of selected stopes. Limited stripping and trenching.

2002: Young-Davidson Mines, Limited: Line cutting, IP and magnetometer surveys, soil sampling, trenching, and geological mapping of the area located from the MCM #3 shaft eastwards to the Montreal River. Diamond drilling, 21 holes totalling 12,793 ft. to test selected IP anomalies or geological targets for their potential of hosting significant gold values.

2003: Young-Davidson Mines, Limited: Diamond drilling, 37 holes totalling 17,759 ft.

WELSH CLAIMS

1916: Discovery of gold on adjoining claims.

1979: Pamour: concluded Option Agreement.

1986: Pamour: diamond drilling to test for the western extension of the Boundary Pit mineralization.

1995: Royal Oak Mines Inc.: diamond drilling, total 4,982 ft. in 18 holes.

1996: Royal Oak Mines Inc.: diamond drilling, total 1,375 ft. in 7 holes.

1997: Royal Oak Mines Inc.: diamond drilling, total 2,812 ft. in 6 holes.

SHIRRIFF CLAIMS

1936: Matachewan Consolidated Mines: 3 drill holes completed on the Shirriff claims just south of the YD Mine.

1949: British Matachewan Gold Mines Ltd.: Diamond drilling, 1 hole (1,001 ft.).

1960-1966: British Matachewan Gold Mines Ltd.: Diamond drilling, 7 holes totalling 3,858 ft.

1971: British Matachewan Gold Mines Ltd.: Magnetic and EM surveys in the Mistinikon Lake area. Diamond drilling, 2 holes.

1973: British Matachewan Gold Mines Ltd.: IP survey.

1990: Pamour: Line cutting, magnetic and CSAMT surveys, geological mapping, diamond drilling (4,335 ft. in one complete hole, 1 partial hole, crossing claim boundary (YD90-21)).

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1994: Royal Oak Mines Inc.: Minor line cutting, diamond drilling (9,568.1 ft. in 3 holes).

1995: Royal Oak Mines Inc.: Minor line cutting, diamond drilling (4,801 ft. in 3 holes).

2003: Young-Davidson Mines, Limited: Diamond drilling, one hole totalling 2,579.7 ft. to search for the western depth projection of the Young-Davidson deposit.

SCHAUS-CLARKE-SHIRRIFF CLAIMS

The MNDM assessment files have no records of exploration activities conducted on the Schaus-Clarke-Shirriff claims.

HISTORICAL MINERAL RESOURCE ESTIMATES

In 2004, Micon estimated open pit and underground mineral resources at the YD Project (Table 6-2 and Figure 6-2). The Micon resource estimation details are disclosed in a NI 43-101 technical report dated August 2004.

TABLE 6-2 MICON (2004) RESOURCE ESTIMATE

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Category		Grade*	Contained
	Tons	(oz/ton Au)	Ounces Au
Open Pit Mineral Resources
Measured	6,978,000	0.062	432,640
Indicated	530,900	0.059	31,320
Total Open Pit Measured and Indicated	7,508,900	0.062	463,960

Total Open Pit Inferred	363,400	0.039	14,170

Underground Inferred Mineral Resources
Upper Boundary Zone	4,290,328	0.117	502,519
Lower Boundary Zone	1,769,246	0.133	234,785
Lucky Zone	306,970	0.108	33,158
Lower YD Zone	1,862,784	0.109	203,386
Other Zones	371,482	0.121	44,814
Total Underground Inferred Resources	8,600,800	0.118	1,018,660
* High assays cut to 1.0 oz/ton gold.

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The Northgate exploration work to date has focused on expanding the underground resources, particularly at the LBZ, Lucky, and Lower YD zones, and has not affected the open pit resources and the UBZ underground resources. Consequently, the current resource estimates for all of the open pit resources and the UBZ underground resources are by Micon in 2004. Northgate plans to update the open pit and UBZ resource estimates in the near future as part of the work leading up to a feasibility study.

FIGURE 6-2 2004 OPEN PIT (GREEN) AND UNDERGROUND (RED)
RESOURCE WIREFRAMES AND HISTORICAL MINE DEVELOPMENT

(From Micon, 2004)

Scott Wilson RPA has not reviewed the open pit and UBZ resource estimation details and cannot provide detailed comments on reliability. Part of the Micon 2004 resource estimates are still the current resource estimates (UBZ and open pit). The Micon historical resources are relevant because they are the most recent resource estimate.

The main resource estimation parameters used by Micon are summarized below:

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1.

A US$400.00/oz (C$533/oz) gold price, a $1.89/ton open pit mining cost, a $22.44/ton underground mining cost, a C$9.08/ton processing cost, a C$1.99 general and administration (G&A) cost, and a 89% gold recovery.

2.

A 0.024 oz/ton Au open pit incremental cut-off grade was used to build 3D open pit mineralization wireframes that extend for up to 600 ft. from surface, at approximately the 8,000 ft. elevation, down to the 7,400 ft. elevation.

3.

A 0.070 oz/ton Au underground breakeven cut-off grade and ten feet minimum width was used to build 3D underground mineralization wireframes.

4.

An 11.9 ft.³/ton mineralization

5.

High assays were cut to 1.0 oz/ton gold.

6.

Assays were composited from the collars into four feet composites.

7.

An inclined block model (-70° by 20 ft. high blocks was built.

8.

Inverse distance squared gold grade interpolation using a quadrant search with a minimum of one composites and a maximum of five composites. Major search axis was oriented at 180°/-75°. Maximum search ellipsoid radii were 380 ft. down dip, 230 ft. along strike, and 60 ft. across strike.

9.

Open pit resources were classified as Measured if the average distance to the informing samples was less than 150 ft. (1/3 of the down dip variogram range) and if the block gold grade was greater than the 0.027 oz/ton breakeven cutoff grade. The block must be situated within the optimized pit limit.

10.

Open pit resources were classified as Indicated if the average distance to the informing samples was between 150 ft. and 380 ft. and if the block gold grade was greater than the 0.027 oz/ton breakeven cut-off grade. The block must be situated within the optimized pit limit.

11.

Open pit resources were classified as Inferred if the block gold grade was greater than the 0.027 oz/ton breakeven cut-off grade, and the block was situated outside the optimized pit limit.

12.

All of the underground resources were classified as Inferred.

Although Scott Wilson RPA has not reviewed the Micon (2004) work in detail, a number of comparisons and preliminary observations can be made:

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1.

The December 2006 resource estimate is based on the same 11.9 ft. tonnage factor.

2.

The December 2006 resource estimate is based on new cutting levels.

3.

The December 2006 resource estimate is based on a US$500.00/oz (C$575/oz) gold price, a $21.54/ton underground mining cost, a C$10/ton processing cost, a C$3.60 G&A cost, and a 89% gold recovery.

4.

The December 2006 mineralization wireframes were built based on a 0.70 oz/ton Au underground breakeven cut-off grade, a 0.05 oz/ton incremental cut-off grade, and a ten feet minimum horizontal thickness.

5.

The December 2006 estimate used five feet composites starting at the mineralization wireframes.

6.

The December 2006 estimate used 50 ft. east-west by 50 ft. high by 25 ft. north-south blocks. The block model includes a field with percent of mineralization in each block.

7.

The December 2006 estimate introduces customized search ellipsoid orientations for each lens.

8.

The December 2006 estimate has excluded some of the Inferred underground historical resources supported by single drill hole narrow intersections. Some of these excluded intersections will likely be incorporated into future resource estimates as more drilling data become available.

9.

The December 2006 resource estimate includes some Indicated resources.

10.

In Scott Wilson RPA’s opinion, some of the current Micon UBZ underground Inferred resources could be reclassified as Indicated.

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7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The YD Property is situated within the southwestern part of the Abitibi Greenstone Belt, which is the largest preserved Archean greenstone belt in the world and one of the most continuous units of the Superior Geologic Province, extending for 470 miles from the Grenville Province in the east to the Kapuskasing Gneiss Belt in the west and for over 100 miles from the Opatica Gneissic belt to the north to the Proterozoic Huronian sediments to the south (Figure 7-1).

The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade adjacent to large plutons and along the Grenville Front.

Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as uncomformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks are present. All lithologies are cut by late, generally northeast-trending Proterozoic diabase dikes.

The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures ("breaks") that form a lozenge-like pattern.

The regional Larder Lake-Cadillac Fault Zone (LLCFZ) cuts across the YD Property. The LLCFZ has a subvertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d'Or.

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KAPUSKASING GNEISS BELT
Detour
Detour Lake Fault Zone
Casa Berardi Fault Zone
Casa Berardi
Joutel
Lennox Creek Fault
Chicobi Fault
N
TIMMINS
HOLLOWAY
Porcupine Destor Fault Zone
NORANDA
BOUSQUET
LARDER LAKE
KIRKLAND LAKE
MALARTIC
VAL D'OR
Porcupine Destor Fault
MATACHEWAN
Larder Lake - Cadillac Fault Zone
Larder Lake Break
Young-Davidson Mine
QUÉBEC
ONTARIO
Legend:
Cobalt Group Sediments
Felsic Intrusive
Timiskaming Sediments
Mafic/Ultramafic Volcanics
January 2007
0
40
80
120
160
200
Kilometres

Figure 7-1

Northgate Minerals Corporation

Young-Davidson Mine

Matachewan, Ontario

Regional Geology

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LOCAL AND PROPERTY GEOLOGY

In general, the Archean volcanic rocks are comprised of two similar volcanic sequences characterized by basal komatiitic units overlain by magnesium and iron tholeiitic units which finally grade into calc-alkaline volcanic rocks. The oldest rocks of these sequences are 2,747 Ma, while the youngest are 2,700 Ma (Corfu et al. 1989) and at Matachewan they are likely correlative to the Larder Lake Group.

There are three important groups of Archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Unconformably overlying is Timiskiming Group conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments.

Huronian Proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation, which is a tillite yielding an age date of 2,288±87 Ma (Fairbairn et al. 1969). Post-Archean dike rocks include Matachewan Diabase (2,454±2 Ma) (Heaman 1988) and Nipissing Diabase (2,219±4 Ma) (Corfu and Andrews 1986), which respectively bracket the Huronian unconformity in the project area.

The local and property geology and stratigraphy is shown in Figures 7-2 and 7-3, respectively.

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N
Mafic Volcanics
Sediments
Ultramafic Volcanics
Diabase
Felsic Intrusives
Proterozoic Sediments
Ryan Lake
Powell Twp.
Young - Davidson
Matachewan Consolidated
MATACHEWAN
Cairo Twp.
Kimberly Twp.
New Property Outline
Yarrowl Twp.
Extender Minerals
0 5,000
Feet
Modified from Lovell, 1964.

Local Geology

Otisse Lake
Timiskaming Group
Young - Davidson Mine
Boundary Pit
Matachewan Consolidated #3 Shaft
N
Larder Lake Group
Gowganda Formation
0 1,000
Feet
Mafic Volcanics
Sediments
Diabase
Felsic Intrusives
Proterozoic Sediments

Property Geology

Figure 7-2

Northgate Minerals Corporation

Young - Davidson Mine

Matachewan, Ontario

Local & Property Geology

January 2007

Source: Micon International Ltd., 2006.

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Gowganda Fm.
alkalic volcaniclastic
iron formation
turbidite
conglomerate
Timiskiming Gp.
Porcupine Gp
Larder Lake Gp
CYCLE 2
calc-alkalic
tholeiite
komatiite
CYCLE 1
Algoman
Diabase (Nipissing)
Diabase (Matachewan)

Figure 7-3

Northgate Minerals Corporation

Young - Davidson Mine

Matachewan, Ontario

Local and Property Stratigraphy

January 2007

Source: Northgate Minerals Corp., 2006.

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LITHOLOGY

The lithologic assemblage exposed on the YD Property is described below in order of super-position or from the oldest to youngest (Edmunds, 2007). The descriptions are based on core observations and those of previous workers such as Reno Pressacco (Micon , 2004), David Rhys (Panterra Geoservices Inc., 2003), and Powell et al. (1991).

Larder Lake Group (Archean)

The Larder Lake Group is intermittently exposed in the central eastern portion of the land package. It is comprised of interbedded mafic to ultramafic flows of tholeiitic to komatiitic composition and interflow volcanic derived sediments. The ultramafic rocks occur as dark grey-green talc-chlorite+carbonate schist with all primary textures destroyed by metamorphism and deformation. In core, these units range from 50 ft. to 300 ft. in intersected thickness. Tholeiitic basalt occurs as finer grained massive featureless chlorite sericite schist often grey-green in colour. Areas exposed at surface northeast of the #2 Shaft show well developed pillow textures indicating younging directions to the south. Some core holes have intersected narrow sections of mafic lapilli tuff and related fragmental breccia. The proportion of ultramafic in the Larder Lake rocks varies across the property and appears to increase towards the west.

Timiskiming Group (Archean)

The Timiskiming Group rocks dominate the northern reaches of the property and, at surface, are presented as a monotonous sequence of quartz-wacke, greywacke, and siltstone. There are rare surface exposures of the contact between Larder Lake Group and Timiskiming sediments and these often show a basal polymictic conglomerate comprised of clasts ranging from 0.5 in. to 1.0 in. in diameter. This observation implies an opposing or northerly younging direction for the Timiskiming assemblage. Core logging of deeper drill holes has identified polymictic fragmental units within the Timiskiming which have been described as jasperoidal sediments due to the presence of chert clasts. These fragmental units may be the same basal conglomerate.

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Gowganda Formation (Proterozoic)

Gowganda Formation rocks are dominated by red to brown-grey interbedded conglomerate (tillite), mudstone, and sandstone which can be massive to well-bedded in sections. The glaciogenic origin for these sediments is suggested by the presence of drop stones in otherwise massive graded units. The contact between the base of the Gowganda and the underlying rocks is always very sharp, but has only been observed in drill core. Gowganda Formation rocks cover the southern two thirds of the property.

Intrusive Rocks

The most abundant Algoman intrusive rocks are dominated by syenite feldspar porphyry and trachytic syenite porphyry. These units are often comprised of 30% to 70% fine to coarse grained alkali feldspar phenocrysts set in a finer grained compositionally similar matrix. Alteration affects the colour of the syenite units and ranges from economically significant brick red to brown or grey. The "trachytic" term is used to describe flow aligned feldspar laths in certain sections of syenite which can range up to one inch in length.

The Matachewan area is well known for diabase dikes, and those that affect the area covered by the exploration work are Matachewan diabases, which occur as dark grey-green dikes with fine to medium grain size, often showing chill-bake margins and feldspar textures which vary from glomerophyric to massive.

STRUCTURE

Recent structural studies completed by Panterra Geoservices Inc. (2003) have well documented the main structural events on the property and are summarized below.

On a regional scale, there are some important large scale features that transect or are in close proximity to the property. The regionally extensive and economically significant LLCFZ has been interpreted to either pass through the property (MERQ Map 1983), or breaks into three splays (Powell et al., 1991). The southernmost of these splays is interpreted by Powell to cross the property on the contact between the Timiskiming and Larder Lake Groups. The presence of a polymictic basal conglomerate in the Timiskiming suggests that the extension of the break may be south of this unconformity.

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The Larder Lake units trend east-west, dip steeply south at 70°, and are upright such that they young to the south. Timiskiming units trend in a similar fashion, however, they are overturned and although younger, form the structural footwall to the Larder Lake Group volcanic rocks. The unconformity trends east-west for much of the property, however, it swings to the north along steeply plunging fold axes east of the main mass of syenite.

The syenite occurs in the vicinity of the unconformity and appears to transgress the Archean contact such that it is much closer to the Larder Lake Group in the east as compared to the west where it is fully enveloped by Timiskiming sediment near surface and at depth. The main mass measures almost 3,000 ft. east-west by 1,000 ft. north-south, and its western limits are poorly defined. Minor apophyses of syenite occur sporadically within 1,500 ft. of the unconformity and it has been affected by some portions of the deformational history as the dikes are folded and faulted.

The Gowganda Formation forms a progressively thickening southward dipping wedge that rapidly increases in thickness towards the southwest, suggesting significant pre-Gowganda topography.

Panterra Geoservices Inc. (2003) confirmed earlier worker's structural history for the property. There are at least three Archean tectonic events, followed by Proterozoic and Paleozoic deformation. The first Archean event involved isoclinal folding, uplift, and erosion of the Larder Lake Group volcanic rocks such that part of the property is underlain by a pre-Timiskiming downward facing limb of an isocline. No fabric has been associated with this event (D1). The second Archean event is major in terms of establishing rock fabrics and affects the previously deformed Larder Lake Group, Timiskiming Group and Algoman intrusive rocks, as well as gold bearing quartz vein structures and associated alteration (D2). Schistosity forms the main D2 fabric defined by the preferred orientation of phyllosilicates, and flattening of clasts in conglomerate units (Powell, 1991). The third Archean structural event ranges from a weakly developed northeast to southwest crenulation cleavage to a complete transposition of earlier fabric elements (D3). Mineral and elongation lineation is a feature of the D3 event and workers such as Derry (1948) and Powell et al. (1991) have noted that this direction parallels the trend of mineralization at the YD Property.

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Both Powell et al. (1991) and Rhys (Panterra Geoservices Inc., 2003) consider a fourth Archean deformation event which produced steeply plunging open folds associated with north-northeast to north-northwest striking axial planar cleavage. This event may be a macroscopic feature related to the later stages of the D3 crenulation event; however, the original authors do not consider this a possibility.

METAMORPHISM

The rocks in the townships surrounding Matachewan have undergone regional metamorphism ranging from prehnite-epidote facies in Bannockburn to greenschist facies (actinolite-epidote-chlorite for metabasalts) in Powell Township, closest to the YD Project area (Powell, 1991). These assemblages correspond to a regional low pressure-temperature event with temperatures up to 250°C at burial depths in the order of four miles. The timing of this event appears to be synchronous with the D2 structural event (Powell, 1991).

ALTERATION

The most obvious form of alteration in the volcanic units of the Larder Lake Group is extensive carbonate alteration manifested by distal calcite and proximal iron carbonate adjacent to mineralization. Timiskiming sediments show a comparatively minor amount of carbonate alteration, however, they can become hematitic adjacent to mineralized portions of the syenite masses.

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The predominant alteration empirically associated with syenite-hosted gold mineralization is quartz veining, microcline development, and sulphidation in the form of increased pyrite content with accessory chalcopyrite, sphalerite and galena Semi-quantitative ICP analyses show that, through mineralized sections of syenite, iron contents remain relatively constant, while sulphur, pyrite and gold content varies antithetically with magnetic susceptibility and reported ICP barium. This suggests that iron oxide as magnetite is being reduced during the mineralizing process and the silicates are metasomatized capturing barium in an insoluble silicate such as barian feldspar. Thin section petrology is warranted to better understand some of these observations from the ICP analyses.

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8 DEPOSIT TYPES

The Young-Davidson deposit can be described as an Archean, syenite-hosted gold deposit. The gold mineralization is mostly related to quartz veinlet stockworks and disseminated pyrite mineralization, and is frequently associated with broader zones of potassic alteration.

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9 MINERALIZATION

At least five styles of gold mineralization are recognized at the YD Project. They are described in detail in Micon (2004) and Rhys (Panterra Geoservices Inc., 2003).

1.

Syenite-hosted gold mineralization

2.

Mafic volcanic-hosted gold mineralization (MCM Mine)

3.

Timiskaming sediment-hosted gold mineralization

4.

Ultramafic-hosted gold mineralization

5.

Hanging wall contact gold mineralization

Essentially all of the historical production at the YD Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current open pit and underground resources are also related to syenite-hosted gold.

The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

At least two orientations for the quartz veins and veinlets are recognized. Most dip gently to the north and are ladder-type flat veins and some dip steeply to the north. The flat veinlets are common in the large outcrop exposures and small pits on surface. Scott Wilson RPA notes that the syenite-hosted gold mineralization is generally more extensive and lower grade near surface and appears to be more channeled and concentrated into higher grade corridors at depth.

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Ore shoots within the syenite may plunge moderately to the southwest parallel to the L3 lineation (Panterra Geoservices Inc., 2003), however, a strong vertical down dip attenuation and plunge direction is indicated by the historical open pits and underground stopes. The current mineralization wireframes suggest that the mineralization may plunge steeply to the south-southwest or rake subvertically to moderately to the west. Actual plunge direction(s) for the underground syenite-hosted gold mineralization will become more evident as new data become available.

The current Micon and Scott Wilson RPA/Northgate mineralization wireframes are shown in Figure 9-1. The 2004 Micon open pit mineralization wireframes are shown in red and are mostly hidden by the Micon pit shell in brown. Historical underground development, the Lower YD glory hole stope, and the UBZ stopes are shown in black. The Micon UBZ mineralization wireframes are shown in magenta and the Scott Wilson RPA/Northgate mineralization wireframes are shown in other colours that are described below and shown in more detail in Figure 9-2.

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FIGURE 9-1 3D PERSPECTIVE SHOWING MINERALIZATION WIREFRAMES

The underground mineralization has been subdivided into four main zones, three of which comprise numerous lenses. Some lenses are formed from a number of discrete solids that are the result of clipping mineralization solids with the barren diabase dikes or from relative stratigraphic correlations. The approximate lateral and vertical extents for the main zones of underground mineralization are summarized in Table 9-1.

TABLE 9-1 LATERAL AND VERTICAL EXTENTS FOR THE MINERALIZED ZONES

Northgate Minerals Corporation – Young-Davidson Project, Ontario

		Approximate	Approximate	Approximate	Approximate
		Easting	Easting	Elevation	Elevation
Zone	No. of	Minimum	Maximum	Minimum	Maximum
Name	Lenses	(ft.)	(ft.)	(ft.)	(ft.)
Lower YD	4	1,500	2,400	3,900	6,600
Lucky	1	2,600	3,300	5,700	7,300
LBZ	5	2,900	4,300	3,700	6,900
UBZ	19	4,000	5,300	5,500	7,500

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The Lower YD Zone has been subdivided into four lenses based on their relative stratigraphic positions with respect to the syenite footwall. Lower YD Lens 5 (red) is currently the northernmost of the Lower YD lenses and is located closest to the syenite footwall. It is the down plunge extension of the old Young-Davidson glory hole mineralization, which is also known as the "carrot". Lower YD Lens 6 (blue) is the main body of continuous mineralization at depth in the Lower YD area and it is situated slightly to the south of Lens 5. A diabase dike, named the "X-Dike" because of its northwest cross-cutting strike, cuts the main part of Lens 6 into four separate solids. A fifth discrete solid related to one of the recent hole YD-06-27 intersections is interpreted to correlate with Lens 6. Lens 6 may correlate with the Lucky Zone and LBZ Lens 15, both of which are also shown in blue. Lens 7 (cyan) is a small isolated lens situated between Lens 5 and Lens 6. Lens 8 (green) comprises three solids located in the Lens 6 footwall.

Lenses 14 to 18 are related to the LBZ and the lens numbers increase from footwall to hanging wall or from north to south. Lens 14 is green because it may correlate with Lens 8. Lenses 16 and 17 are light red and Lens 18 is brownish-orange.

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FIGURE 9-2 3D PERSPECTIVE CLOSE-UP SHOWING UNDERGROUND MINERALIZATION WIREFRAMES

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10 EXPLORATION

Northgate acquired the YD Project in November 2005. Essentially, all of the exploration work completed by Northgate has been surface diamond drilling and this is summarized in the next section. Micon (2004) describes the results of more recent geophysical, geochemical, geological mapping, and stripping and trenching work on the property.

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11 DRILLING

Northgate began a deep surface drilling program in early 2006 designed to confirm and expand the underground resources at the YD Property. Northgate drilled 43 drill holes and wedge holes (YD06-01 to YD06-27) totalling 131,282.7 ft. up until late November 2006, which is the data cut-off date for the resource estimate discussed in this report. Resource intersections were defined in 24 of the 43 holes drilled by Northgate. An additional three drill holes contain isolated intersections that may be incorporated into future resource estimates and five holes had to be abandoned, which is normal for deep controlled drilling programs, in Scott Wilson RPA’s opinion. Three holes intersected diabase at mineralization projections. This should happen less frequently in the future as the accuracy of the deeper portions of the diabase wireframes improves. Another eight drill holes yielded sub-economic intersections, which is normal in drill holes that delimit zone extremities. Overall, approximately two thirds of the drill holes that reached their targets were successful in expanding the underground resources and Scott Wilson RPA views this as an excellent success ratio for a technically challenging deep drilling program on gold mineralization in a complex geological environment.

Northgate has not drilled any new holes on the MCM property yet, because it is a lower priority exploration target. In addition, no new drill holes have targeted the open pit resources because they are already well supported by a significant number of close-spaced drill holes and the project economics are more dependent on expanding the underground resources.

The Northgate drilling database for the YD Project currently contains some 1,252 surface and underground diamond drill holes totalling 666,457 ft. In order to make the YD Project drill hole database more manageable, Scott Wilson RPA reduced the database size by only including the drill holes between 500E and 5,600E and refers to the resulting drill hole database as the "YD Resource Database". Current open pit and underground resources extend from approximately 1,400E to 5,400E. The YD Resource Database contains 729 surface and underground diamond drill holes totalling 484,726 ft. (Table 11-1). The YD Resource Database surface and underground drill hole traces and the underground mine development are shown in Figure 11-1.

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TABLE 11-1 DRILLING SUMMARY

Northgate Minerals Corporation – Young-Davidson Project, Notario

	Minimum	Maximum	Number of	Total Length
Time Period	Hole No.	Hole No.	Holes	(ft.)
Unknown	BM1U	BM5U	5	2,710.0
Unknown	V-1	V-7	6	3,352.0
Unknown	MZ-101	MZ-607	30	7,250.0
1930s to 1950s	YD100	YD99	32	7,691.0
1930s to 1950s	MCM1012	MCM999	251	66,392.0
1980	MC80-30	YD80-62	62	17,666.5
1986	YD86-01	YD86-97	84	32,130.0
1987	WL9705	WL9705	1	407.0
1988	YD88-01	YD88-10	10	3,882.0
1989	YD89-01	YD89-10	10	13,052.0
1990	YD90-01	YD90-5B	29	61,309.2
1995	MCM9502	YD9599	102	104,420.7
1996	MCM9619	YD9616A	35	20,454.9
1997	WL9701	YD97137	14	5,787.0
2003	M03-42	M03-65	13	6,877.1
2006	YD06-01	YD06-27	43	131,282.7
2006 (water)	MW-06-03	MW-06-05	2	62.1
			729	484,726.2
* Historical compilation for mine and resource related drill holes (500E to 5,600E).

DRILL LOGS

A complete set of drill logs are available for the drilling by Pamour from 1980 to 1995, the drilling by Royal Oak from 1996 to 1997, by YDM in 2003, and by Northgate in 2006. The drill logs related to mostly underground drilling at both mines from the 1930s to 1950s no longer exist, however, the drill hole traces and assays have been digitized from level plans and sections. While at the site, Scott Wilson RPA reviewed the historical drill logs and found them to be of good quality. All of the 2006 core was photographed prior to splitting.

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4200 N
4000 N
3800 N
3600 N
3400 N
3200 N
3000 N
2800 N
2600 N
2400 N
2200 N
2000 N
1800 N
1600 N
1400 N
1200 N
1000 N
800 N
600 N
400 N
200 N
0 N
-200 N
1200 E
1400 E
1600 E
1800 E
2000 E
2200 E
2400 E
2600 E
2800 E
3000 E
3200 E
3400 E
3600 E
3800 E
4000 E
4200 E
4400 E
4600 E
4800 E
5000 E
5200 E
5400 E
5600 E
5800 E
6000 E
6200 E
6400 E
6600 E
6800 E
7000 E
7200 E
7400 E
7600 E
-400 0 400 800

Au (oz/ton)

0.0	0.01
0.01	0.03
0.03	0.05
0.05	0.07
0.07	0.15
+0.15	

RPA

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Northgate Minerals Corporation

Young-Davidson Project, Matachewan, Ontario

(December, 2006)

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DRILL COLLAR AND DOWN HOLE SURVEYS

Collar survey records by professional land surveyors are available for most of the 1988 to 1996 drill holes and all of the 2006 drill holes. Scott Wilson RPA assumes that most of the pre-1988 surface drill hole collars were not surveyed and were chained from the exploration grid lines. The collar coordinate uncertainty in these older holes could be in the order of plus or minus ten feet or so, which is insignificant for drill hole intersections that are spaced at one hundred to several hundred feet apart. Scott Wilson RPA believes that the underground drill holes are accurately located with respect to the underground openings. The shaft collars have been surveyed and the MCM Mine was partially dewatered and remapped in 1997.

The 2006 surveying results led to minor changes to the historical coordinate transformation profile used to convert NAD83 UTM coordinates to mine grid values. The resulting differences to collar locations were generally less than a few feet and are not significant.

Northgate regularly used a FLEXIT and a gyroscopic instrument to measure hole deviation in order to locate the mineralized zones as accurately as possible. Historical downhole survey tests were taken every few hundred feet or so by using a tropari instrument made by Pajari Instruments Ltd. or by using acid tests. Essentially all of the holes since 1980 have downhole survey data.

It is Scott Wilson RPA’s opinion that the locations of all of the surface and underground drill holes in the YD Resource Database are reasonable and that all of the drill holes should be included for resource estimation work.

CORE SIZE

The 2006 drill holes and one of the 2003 drill holes were drilled with NQ equipment (1 7/8 in. core diameter). Scott Wilson RPA believes that all other surface holes have BQ core (1 7/16 in. core diameter) and that the underground drill holes from the 1930s to 1950s were probably drilled with AQ equipment (1 1/16 in. diameter).

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CORE RECOVERY

Core recovery and rock quality designation (RQD) information is available in the 2006 drill logs and is generally absent in the historical drill logs. Scott Wilson RPA examined drill core at the site in 2006 and found that core recovery was excellent and that the mineralization wallrock was generally very competent.

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12 SAMPLING METHOD AND APPROACH

Most of the 2006 core and all 2003 core was split in half with a hydraulic core splitter. A small amount of the 2006 core was split using a diamond core saw. The 2006 core samples were selected by the logging geologist and labelled with bar coded sample tags. The 2006 samples range in length from approximately one foot to six feet and weigh approximately one to four kilograms each. The 2006 half-core samples were bagged and placed in sacks, security sealed, and shipped to ALS Chemex’s sample preparation laboratory in Sudbury.

Details on the historical core splitting practices are not available, however, mechanical core splitters were likely used.

SAMPLE LENGTHS

Scott Wilson RPA refers to the 1,431 samples that are situated within the mineralization wireframes and that were used to estimate resources as the resource assays. Resource assay samples have lengths ranging from 0.1 ft. to 128.0 ft. and average 3.8 ft. (Table 12-1).

TABLE 12-1 RESOURCE ASSAY SAMPLE LENGTH STATISTICS

Northgate Minerals Corporation – Young-Davidson Project, Notario

	Number of	Total Length	Minimum	Maximum	Average
Time Period	Samples	(ft.)	Length (ft.)	Length (ft.)	Length (ft.)
1930s to 1950s	113	959	1.0	128.0	8.5
1989	38	182.5	2.0	5.0	4.8
1990	462	1,320.3	0.1	20.5	2.9
1995	285	890.9	0.2	9.0	3.1
1996	29	128.9	2.0	5.1	4.4
2006	504	2,006.5	1.2	5.7	4.0
Total	1,431	5,488.1	0.1	128	3.8

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The 113 samples from the 1930s to 1950s include six samples with lengths greater than 20 ft., all in underground holes YD128 and YD129, which are interpreted by Scott Wilson RPA to have been drilled down plunge. The resources related to these two holes are tightly constrained spatially and are classified as Inferred. The 113 samples from the 1930s to 1950s represent 8% of the total number of resource assays and 17% of the total length. The samples from the 1980s and 1990s represent 57% of the total number of resource assays and 46% of the total length. The samples from 2006 represent 35% of the total number of resource assays and 37% of the total length.

Approximately 97% of the resource assays have sample lengths that are less than or equal to five feet. Some 47% of the resource assays, mostly from the 1990s, have three feet lengths and 28%, mostly from 2006 and from the 1930s to 1950s, have lengths equal to five feet. Less than one percent of the resource assays have lengths greater than ten feet.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY

Information on the historical methods used for sample preparation and gold assaying are not readily available. Scott Wilson RPA assumes that conventional crushing, pulverizing, and fire assaying techniques were carried out at the YD Mine laboratory to analyze the 1930s to 1950s core samples. Scott Wilson RPA assumes most of the core samples from the 1980s and 1990s were processed at the Pamour laboratory in Timmins. The 2003 core samples were sent to Swastika Laboratories (Micon 2004). The following discussion relates to the 2006 work by Northgate.

SAMPLE PREPARATION

Upon arrival, the bar coded samples were logged into the ALS Chemex tracking system and weighed. Each core sample was entirely crushed to better than 70% -2 mm (minus 10 mesh). A one kilogram split of each sample was then pulverized to better than 85% passing 75 micron (minus 150 mesh). Where indicated, a 250 gram duplicate split of crushed material was taken and pulverized.

The prepared samples, certified reference material (CRM), and blanks were then shipped overnight to ALS Chemex’s Vancouver laboratory.

ANALYSIS

ALS Chemex Vancouver weighed approximately 50 g aliquots for fire assay. Fire assay fusion was by lead flux with a silver collector, with an atomic absorption finish. Each sample was also submitted for a 34 element analysis, by aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. All sample batches were subjected to ALS Chemex’s internal quality control procedures.

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SECURITY

Northgate has implemented a number of measures designed to maintain a high level of security at the core logging facility and at the mine property.

QUALITY CONTROL AND QUALITY ASSURANCE

No information has been compiled that describes the quality control (QC) and quality assurance (QA) procedures and results for the pre-2003 drilling programs. The 2003 QA/QC procedures are described in Micon (2004), however, none of the 2003 drilling affects the Scott Wilson RPA underground resource estimate.

Scott Wilson RPA assumes that blanks and CRMs were not used in the historical drilling programs because this did not become standard industry practice for many mining companies until the early 2000s. The main form of QC/QA in the past would have been periodic reassaying of anomalous samples. Some duplicates are shown on the assay certificates from the 1980s and 1990s.

Micon (2004) states that some of the 1990 core was resampled and four twinned holes were drilled to verify the gold grades reported from the 1980 drilling campaign.

The QC and QA results for the Northgate 2006 drilling program as of September 25, 2006 are compiled in a detailed report by Konst (2006). A total of 263 sample preparation and analytical quality control samples were submitted, at a frequency of one in 26, along with 6,913 prepared mainstream samples, to ALS Chemex during the YD Project 2006 Drilling program. This amounted to four percent of the entire population of samples submitted to ALS Chemex, including 86 blanks, 94 standards, and 83 duplicates. Additionally, 1,195 pulp replicates and 161 reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. The main conclusions by Konst (2006) are:

1.

Results from the 86 blanks all indicate that there are no contamination issues.

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2.

Results from the 94 CRM (RockLabs standard SJ22) indicated 26 outliers attributable to be fluxing issues related to the standard reference material only. All outlier standard investigations and non-outlier standard performance indicate that all analytical results are accurate.

3.

Results of the 1,195 pulp replicates indicate that the analytical precision is very good (approximately 5% at the 0.05 oz/ton cut-off grade).

4.

Results of the 244 reject duplicates indicate that the combined preparation and analytical precision is very good (approximately 10% at the 0.05 oz/ton cut-off grade).

Scott Wilson RPA compiled relative standard deviation (RSD) values for the pulp replicate and reject duplicate data and concurs that precision is excellent over the gold grade range of interest and the YD Project RSD values are low for Archean gold mineralization (Table 13-1).

TABLE 13-1 PULP REPLICATE RELATIVE STANDARD DEVIATIONS

Northgate Minerals Corporation – Young-Davidson Project, Notario

Grade Range		Pulps
(oz/ton)	(oz/ton)	N	RSD
0	0.01	1,020	30%
0.01	0.03	86	28%
0.03	0.09	59	9%
+0.09		30	12%
Total		1,195

Scott Wilson RPA concurs with Konst (2006) that the 2006 results are precise and accurate and are suitable for supporting resource and reserve estimation work.

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14 DATA VERIFICATION

NORTHGATE 2006 DATA VERIFICATION

Collar coordinates for 41 holes with 2,360 down hole survey tests and 1,137 assay intervals were verified for accuracy against a variety of supporting documentation by Northgate from September 18 through October 2, 2006. Northgate specifically selected these 41 drill holes because they intersected the Lower Boundary, Lower YD, and Lucky mineralized zones. The results of this data verification program are well-documented in a comprehensive report by Konst (2006).

Northgate identified and corrected a large number of minor issues related to downhole survey test distance values, rounding, truncation, and calculation errors. A few significant issues related mostly to collar locations, collar orientations, and assay intervals were also identified and corrected.

Northgate made minor adjustments to most of the collar coordinates in the Fall of 2006 after the collar locations and grid control points were resurveyed and minor refinements to the transformation profile for converting NAD83 survey information into "Mine Grid" were made.

SCOTT WILSON RPA 2006 DATA VERIFICATION

While at the site, Scott Wilson RPA verified a small number of collar, downhole survey, and assay records including some of the longer assay intervals and higher gold grades. No significant errors were found. In general, the drill log, assay certificates, downhole survey data, and collar survey data for each hole are well organized and filed together, however, a number of exceptions were found. Consequently, Scott Wilson recommends ensuring that the hard copy file for each drill hole is complete to expedite future data verification programs.

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MICON 2004 DATA VERIFICATION

In 2004, Micon verified 7,370 assay records in 51 holes that intersected mineralized zones and found very few errors. None of the errors were considered to be significant (Micon, 2004).

Pre-2004 data verification work is not documented.

DATABASE VALIDATION

Scott Wilson RPA used a number of queries in MS Access, the Gemcom data validation routine, and 3D visual inspection to validate the YD Resource Database. Scott Wilson RPA found and corrected a small number of minor problems related to the assay and survey data.

It is Scott Wilson RPA’s opinion that the YD Resource Database is valid and acceptable for supporting resource estimation work on the Lower Boundary, Lower YD, and Lucky zones. Scott Wilson RPA also recommends that Northgate continue to carry out periodic data verification and validation work on historical and new data as it becomes available.

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15 ADJACENT PROPERTIES

The YD Project resources are centered on a large claim block controlled by Northgate. There is currently no significant gold mineralization located on adjacent properties.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING

A conventional gold mill process is discussed in the 1997 Royal Oak feasibility study. The actual mill process design decision will not be made until Northgate finalizes its own feasibility study. The proposed Royal Oak milling process consists of crushing, grinding, gravity separation, CIP/CIL leaching of the whole ore in a weak cyanide solution, recovery of dissolved gold on activated carbon, pressure stripping of gold from activated carbon, electrowinning and refining of gold into doré bullion. The doré bullion will be shipped to a precious metals refinery for further processing into pure gold bullion. The residual cyanide contained in the mill tailings slurry will be treated before transfer to the tailings impoundment utilizing the SO2 - air effluent treatment process (Royal Oak, 1997).

Metallurgical tests have been conducted on drill core to obtain design and operating parameters for a proposed flow sheet that envisioned extraction of gold using a flotation-cyanidation process. The effect of grind size, retention time, and cyanide concentration has been investigated. While fine grinding presented some better recovery results, it was found that the increased costs of power and capital equipment did not immediately warrant the need to grind beyond 70% passing the #200 sieve. Leach tests were based on the coarser grind. The optimum residence time of 60 hours at this grind provided an average gold extraction of 91.7%, with an average gold extraction of 89.9% obtained at the lowest level of cyanide addition tested (1.0 lb/ton of solution) and excluding the additional recovery from the gravity circuit. Testing also confirmed that a residence time of 48 hours for this same grind provided, on average, recoveries of 87.8% at minimum cyanide loading and excluding the recovery from the gravity circuit (Royal Oak, 1997).

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Scott Wilson RPA, with assistance from Northgate personnel, has prepared new underground resource estimates for the LBZ, the Lucky Zone, and the Lower YD Zone. All of the open pit resources and the UBZ underground resources represent additional current resources that were estimated by Micon in 2004. Northgate plans to update the open pit and UBZ resource estimates in the near future as part of the work leading up to a feasibility study. There are currently no Mineral Reserves at the YD Project.

The new underground resource estimates for the LBZ, the Lucky Zone, and the Lower YD Zone, collectively referred to as "the December 2006 resource estimate", are based on all of the historical surface and underground diamond drilling available up until late November 2006.

Scott Wilson RPA used Gemcom Software International Inc. (Gemcom) Resource Evaluation Edition GEMS 6.04 to build a block model, constrained by 3D mineralization and barren diabase wireframes, to estimate the resources. The main resource estimation parameters are summarized below.

YD RESOURCE DATABASE

The YD Resource Database comprises 729 diamond drill holes totalling 484,726.2 ft., of which 58 diamond drill holes totalling 158,394.4 ft. intersected the LBZ, the Lucky Zone, and the Lower YD Zone resource mineralization wireframes. The portion of the YD Resource Database related to the December 2006 Resource estimate contains 1,431 assay records, 3,505 downhole survey records, and 79 composite control intervals (Table 17-1).

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TABLE 17-1 YD RESOURCE DATABASE

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Description	Total Number	December 2006
	of Records	Resource Estimate
		Related Records
Diamond Drill Holes	729	58
Total Drill Hole Length (ft.)	484,726.2	158,394.4
Downhole Surveys	7,225	3,505
Assays	48,844	1,431
Composite Control Intervals	242	79

GEOLOGICAL INTERPRETATION

Northgate Exploration Manager Carl Edmunds and Senior Geologist James Janzen provided Scott Wilson RPA with most of the geological interpretation work for the LBZ, the Lucky Zone, and the Lower YD Zone mineralization and this work was used to guide the construction of 3D mineralization wireframes. Northgate also provided 3D wireframes for the post-mineralization barren diabase dikes. Scott Wilson RPA found that the Northgate geological interpretation work was reasonable and acceptable.

COMPOSITE CONTROL INTERVALS

The 79 resource related composite control intervals were defined based on a 0.07 oz/ton gold economic cut-off grade, a 0.05 oz/ton gold incremental cut-off grade, and a ten feet minimum horizontal thickness (Table 25-1 in Appendix 2). The Gemcom composite control interval table also includes 37 mineralized intersections that were excluded from the current resource estimate, 42 sub-economic to barren intersections added to control longitudinal projection work, and 84 UBZ intersections that were defined to carry out preliminary statistical and geostatistical work. The excluded intersections are generally thin and isolated, however, some have good grades and some might be incorporated into future resource estimates.

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WIREFRAME MODELS

MINERALIZATION WIREFRAMES

The composite control data were used to digitize a set of sectional 3D wobbly rings for each lens on 50 ft. spaced north-south cross sections between approximately 1,600E and 4,300E. The 3D wobbly rings were snapped to the drill holes and valid mineralization wireframes were constructed. Some of the wireframes underwent further shape adjustments from work on level plans and longitudinal projections and from diabase dike clipping. Lateral and down dip extremity extrapolation distances varied with mineralization horizontal thickness as discussed under the resource classification section. The final mineralization wireframes used for the resource estimate are shown in Figure 17-1.

FIGURE 17-1 MINERALIZATION WIREFRAMES

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DIABASE WIREFRAMES

Northgate used Vulcan software to build the diabase wireframes. Contour lines were digitized from interpreted contact outlines on 200 ft. spaced level plans and subsequent adjustments were made to some triangulation vertices to improve the fit with actual drill hole entry and exit point locations, and a number of diabase splays were added to accommodate narrow diabase intersections.

Scott Wilson RPA notes that there are large diabase dike outcrops on surface and the main diabase dikes are well defined on the historical geology maps. The main dikes have relatively consistent strikes, dips, and thicknesses, however, some local deviations occur. Most of the diamond drill holes are drilled subparallel to the dikes and this makes modelling the diabase dikes at depth a difficult undertaking. In Scott Wilson RPA’s opinion, the current diabase wireframes are reasonable. The final diabase wireframes used to clip the mineralization wireframes are shown in Figure 17-2.

FIGURE 17-2 DIABASE WIREFRAMES

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OTHER WIREFRAMES

Micon constructed wireframes for the historical underground development and the main syenite-hosted stopes and pits at both mines. None of the historical underground openings and pits affect the December 2006 resource estimate.

Northgate built a preliminary wireframe for the syenite and plans to build new wireframes for the main lithological units prior to re-estimating the open pit resources.

MINERALIZATION TONNAGE FACTOR

The Micon 2004 resource estimate used a tonnage factor of 11.9 cubic feet per short ton (ft.3/ton) based on 54 specific gravity tests on syenite material completed by Royal Oak. The 2006 drilling program by Northgate has generated considerably more specific gravity data including 459 on-site immersion tests on syenite core that average 11.8 ft.3/ton (Table 17-2). The Northgate syenite data includes 67 tests on samples situated within the mineralization wireframes that average 11.9 ft.3/ton. This new data corroborates well with the Micon 2004 tonnage factor. Scott Wilson RPA used an 11.9 ft.3/ton tonnage factor for mineralization. The mineralized syenite specific gravity is slightly lower than for barren syenite and this suggests that the increase in mineralization specific gravity expected from more pyrite may be offset by the potassic alteration and silicification. Scott Wilson RPA recommends reviewing the mineralization tonnage factors as new data become available.

TABLE 17-2 SPECIFIC GRAVITY DATA

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Rock Type	Number of	Average	Minimum	Maximum
	Tests	(ft.3/ton)	(ft.3/ton)	(ft.3/ton)
Syenite	459	11.8	10.2	12.8
Diabase	96	10.8	10.3	11.8
Mafic Volcanic	453	11.3	10.0	12.7
Timiskaming	266	11.7	10.3	12.3
Total	1,274		10.0	12.8

Resource Syenite	67	11.9	10.5	12.5

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RESOURCE ASSAY STATISTICS

All of the assays situated within each mineralization wireframe for each lens were assigned integer lens identifiers or lens codes. The resource assays are the assays that have been used to estimate the resource. The resource assay statistics are summarized in Table 17-3 and Figure 17-3.

TABLE 17-3 RESOURCE ASSAY STATISTICS

Northgate Minerals Corporation – Young-Davidson Project, Ontario

				Standard		Gold	Cut Gold
Lens		Minimum	Maximum	Deviation	Coefficient	Average	Average
Code	N	(oz/ton)	(oz/ton)	(oz/ton)	of Variation	(oz/ton)	(oz/ton)
4	154	0.003	0.540	0.100	1.0	0.101	0.100
5	220	0.000	0.883	0.092	1.0	0.089	0.087
6	246	0.001	1.307	0.128	1.2	0.104	0.097
7	33	0.013	0.718	0.137	1.1	0.121	0.111
8	40	0.001	0.598	0.128	0.8	0.151	0.146
14	12	0.005	0.322	0.090	0.8	0.108	0.108
15	608	0.001	8.779	0.398	2.8	0.141	0.117
16	74	0.002	3.325	0.409	2.2	0.186	0.141
17	8	0.026	0.157	0.039	0.6	0.070	0.070
18	36	0.003	2.490	0.437	2.6	0.167	0.104
Totals	1,431	0.000	8.779	0.296	2.6	0.116	0.103

The 1,431 resource assays range from 0.000 oz/ton gold to 8.779 oz/ton gold, average 0.116 oz/ton gold, and are positively skewed with a coefficient of variation of 2.6. After cutting, or capping, high assays as discussed below, the average gold grade is reduced by approximately 11% to 0.103 oz/ton gold and the coefficient of variation is 1.1. Lens 15 has the most resource assays. The cut average gold grades range from 0.070 oz/ton gold for Lens 17 to 0.146 oz/ton Au for Lens 8. Lucky (Lens 4) and the main Lower YD bodies (Lenses 5 and 6) are lower grade compared to the main LBZ Lenses 15 and 16.

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Figure 17-3 Resource Assay Histograms

Lucky Zone Resource Assays (N=154)

120
100
80
60
40
20
0
Frequency
120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
More
oz/ton Au

Lower YD Zone Resource Assays (N=539)

400
350
300
250
200
150
100
50
0
Frequency
120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
More
oz/ton Au

LBZ Resource Assays (N=738)

500
450
400
350
300
250
200
150
100
50
0
Frequency
120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
More
oz/ton Au

December 2006

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CAPPING HIGH ASSAYS

Erratic high grade assays can have a large and disproportionate influence in the estimation of the average grade of a gold deposit. A review of the resource assay statistics, histograms, and log probability plots for the three zones, individually and collectively, suggests that capping levels in the 0.4 oz/ton Au to 0.6 oz/ton Au range are appropriate. Scott Wilson RPA capped high Lower YD Zone assays to 0.4 oz/ton gold, high Lucky Zone assays to 0.5 oz/ton gold, and high LBZ assays to 0.6 oz/ton gold. The Lucky Zone, Lower YD Zone, and LBZ capping levels represent the 99.7th, 98.8th, and 97.2nd percentiles, respectively.

The percent of gold metal contained in the top deciles and percentiles before and after capping high assays was also investigated. The LBZ was the only zone with a significant percentage of the total gold metal in the top decile (48%) and with a very large amount of gold metal in the top percentile (19%).

Cutting curves were built to investigate cutting sensitivity. The LBZ is the most sensitive to cutting with approximately a 12% reduction to the resource assay average grade at a 1.0 oz/ton gold cutting level, an 18% reduction at a 0.6 oz/ton gold cutting level, and a 24% reduction at a 0.4 oz/ton gold cutting level. The Lower YD Zone and Lucky Zone are relatively insensitive to cutting levels above 0.4 oz/ton gold (Table 17-4).

TABLE 17-4 CAPPING SENSITIVITY BY ZONE

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Zone	0.4 oz/ton	0.5 oz/ton	0.6 oz/ton	1.0 oz/ton
LBZ	-24%	-21%	-18%	-12%
Lower YD	-4%	-3%	-2%	0%
Lucky	-2%	0%	0%	0%

Overall, capping high assays reduces the average gold resource assay grade by approximately 11% (Table 17-3) and the actual global resource block model cut average grade is also reduced by 11%.

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Previously, Micon capped all high assays to 1.0 oz/ton gold for the 2004 open pit and underground resource estimates. Reliable information on historical capping levels is not available. In Scott Wilson RPA’s experience with producing gold mines and advanced gold projects, capping levels are often in the order of four to six times the average gold grade. Scott Wilson RPA recommends reviewing capping levels as new data become available. Appropriate capping levels will need to be developed for open pit and other mineralization.

CUT-OFF GRADE

SRK Consulting (Canada) Inc. (SRK) prepared a preliminary assessment scoping study on the Young-Davidson underground gold project (SRK, 2006). SRK focused primarily on the underground mine, and scoping level cost estimates were developed for mining. Operating cost estimates for general and administration (G&A), and for mineral processing were not prepared by SRK, however, order-of-magnitude estimates based on comparison to other gold projects were provided. The preliminary scoping level operating cost estimates developed by SRK appear to be reasonable for an underground bulk mining operation, in Scott Wilson RPA’s opinion.

Scott Wilson RPA used a US$500/oz (C$575/oz) gold price, a 89% gold recovery, and a C$36/ton underground operating cost to estimate a breakeven cut-off of approximately 0.070 oz/ton Au (Table 17-5).

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TABLE 17-5 BREAKEVEN CUT-OFF GRADE ASSUMPTIONS

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Description	Assumption
Underground Mining	C$22.00/ton
Processing	C$10.00/ton
General & Administration	C$4.00/ton
Gold price (US$)	US$500/oz
US Exchange Rate	0.87
Gold price (C$)	C$575/oz
Gold recovery	89%

Underground Breakeven cut-off grade:

[22.00+10.00 + 4.00]/[(575 x 0.89)] = 0.070 oz/ton Au

Scott Wilson RPA also estimated an incremental cut-off grade for lower grade underground mineralization located in the wallrock immediately adjacent to economic mineralization. An incremental cut-off grade for an underground mine is based on the concept that the mining cost related to mining some additional wallrock material in developed stopes is significantly less than the overall mining cost. The incremental cutoff grade cost component is estimated using the process and G&A costs and an incremental mining cost. Scott Wilson RPA estimates an incremental mining cost of approximately $10.00/ton and an incremental operating cost of $24/ton, which is 67% of the total breakeven operating cost estimate of $36/ton. Scott Wilson RPA estimates that an incremental cut-off grade of approximately 0.05 oz/ton Au is reasonable for marginal Young-Davidson underground mineralization.

Incremental cut-off grade:

[10.00+10.00 + 4.00]/[(575 x 0.89)] = 0.047 oz/ton Au

The Young-Davidson underground gold mineralization contacts range from sharp to disseminated, so opportunities to apply an incremental cut-off grade are variable. Most of the mineralization exhibits good grade and thickness continuity at a 0.05 oz/ton Au incremental cut-off grade. Scott Wilson RPA used a minimum horizontal thickness of approximately ten feet to define the resource mineralization intersections.

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The drill hole intersections related to the Young-Davidson underground resources estimated by Scott Wilson RPA were defined based on approximately a 0.05 oz/ton Au cut-off grade and approximately a 0.07 oz/ton Au cut-off grade was used to constrain the resource wireframes. Some exceptions were made in order to preserve internal zone continuity.

COMPOSITING

Approximately 97% of the resource assays have sample lengths that are less than or equal to five feet and less than one percent of the resource assays have lengths greater than ten feet. Scott Wilson RPA created five feet equal length composites within the mineralization wireframes. A small number of shorter remnant composites that are mostly situated at the mineralization northern or footwall contacts were retained.

VARIOGRAPHY

There is not sufficient data available yet to carry out meaningful variography studies on the Lower YD Zone, Lucky Zone , and LBZ mineralization. The LBZ mineralization, however, is the down plunge extension of the UBZ mineralization and the UBZ is well-defined by a significant number of surface and underground drill holes. Micon (2004) used the UBZ data to generate a number of well-behaved variograms and interpreted a maximum range of approximately 395 ft. oriented -80° south or down-dip, an intermediate range of 230 ft. along an east-west strike direction and an across strike range of 60 ft. Scott Wilson RPA completed some preliminary investigative variography work on the LBZ Lens 15 data and concluded that more data is needed before convincing variograms can be generated.

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In general, the Micon (2004) variograms suggest down-dip continuity of approximately 400 ft., along strike continuity of approximately 200 ft., and across strike continuity of approximately 50 ft., which represents approximately an 8:4:1 anisotropy.

MINERAL RESOURCE CLASSIFICATION

The definitions for resource categories used in this report are consistent with those defined in CIM (2000 and 2004) and adopted by NI 43-101. In the CIM classification, a Mineral Resource is defined as "a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction". Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the "economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study". Mineral Reserves are classified into Proven and Probable categories.

Scott Wilson RPA developed new Mineral Resource classification criteria for the YD Project syenite-hosted underground mineralization based on the following assumptions:

1.

The UBZ maximum variogram ranges of continuity are approximately 400 ft. down-dip, 200 ft. along strike, and 50 ft. across strike.

2.

The mineralization has greater continuity down-dip than along strike and variography work to date suggests an anisotropy ratio of approximately 8:4:1.

3.

No definitive down plunge mineralization trends have been established, however, a steep westerly rake may exist.

4.

Thick mineralization extends further than thin mineralization.

In Scott Wilson RPA’s opinion, a straight distance from block centroid to the nearest composite type of classification system would not perform very well at the YD Project because of the significant spatial variability observed in mineralization thickness. There is more uncertainty related to mineralization shape or tonnage than gold grade, in Scott Wilson RPA’s view. Consequently, Scott Wilson RPA developed some maximum down-dip and along strike extrapolation distance guidelines as a function of horizontal thickness (Table 17-6). The distance values in Table 17-6 were used as a guideline for defining Indicated Mineral Resources. Longer distances, generally not exceeding one and a half times the values in Table 17-6 were used for defining Inferred Mineral Resources. In addition, resources defined by single intersections or wider spaced drilling were automatically classified as Inferred.

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TABLE 17-6 RESOURCE MAXIMUM EXTRAPOLATION DISTANCE GUIDELINES FOR YD PROJECT SYENITE-HOSTED MINERALIZATION

Northgate Minerals Corporation – Young-Davidson Project, Ontario

	Approximate Mineralization Horizontal Thickness (ft.)
Direction	>50 ft.	30 ft. to 50 ft.	20 ft. to 30 ft.	10 ft. to 20 ft.
Down Plunge	400	300	200	100
Along Strike	200	150	100	50
Across Strike	50	40	30	20

Approximate horizontal thicknesses were measured for each intersection on north-south cross sections (Table 25-1 in Appendix 2). The LBZ horizontal thicknesses range from approximately 10 ft. to 135 ft. and average 41 ft. The Lucky and Lower YD Zones both average 33 ft.

Preliminary mineralization wireframes were displayed on east-west oriented longitudinal projections showing the drill hole pierce points, gold grades, and approximate horizontal thicknesses. Indicated and Inferred resource outlines were manually digitized and used to trim the preliminary mineralization wireframes directly to create a set of classified mineralization wireframes that were subsequently clipped with the mineralization wireframes to create the final resource wireframes (Figures 25-1 to 25-5 in Appendix 2).

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BLOCK MODELLING

BLOCK MODEL GEOMETRY AND BLOCK SIZE

The blocks are 50 ft. high by 50 ft. east-west by 25 ft. north-south. The block model is not rotated and has 60 columns, 60 rows, and 102 levels. The block model has 367,200 blocks. A block situated entirely within mineralization (i.e., block mineralization percent equals 100%) represents 5,252 tons. The block model has 5,403 mineralization blocks that contain 1.0% to 100% mineralization.

The block model origin is at 1,500E, 1,500N, and the 8,100 ft. elevation and the block model extends down to the 3,000 ft. elevation. The information for each block in the model includes:

  The percentage of the mineralization wireframe model that is in each block.
  Lens codes for each block.
  Interpolated Au and cut Au grades related to blocks that contain at least 1% mineralization.
  Interpolated cut Au grades to 1.0 oz/ton for cutting sensitivity and historical estimate comparison purposes.
  The mineralization density (0.084 tons/ft.³).
  Indicated and Inferred identifiers for all mineralization blocks.
  The distance to the closest composite used to interpolate block mineralization grades.

GRADE INTERPOLATION AND SEARCH STRATEGY

Inverse distance squared was used to interpolate the gold and cut gold values. Ordinary kriging criteria have not been developed, however, this may warrant consideration in the future when more data are available.

A search ellipsoid based on a minimum of two and a maximum of twelve composites was used to interpolate gold and cut gold grades into blocks using a single-pass process. The search ellipsoid radii were adjusted to ensure that all of the mineralization blocks were assigned grades. Search ellipsoid orientations were customized to each lens based on using approximate overall lens average strikes and dips. In addition, a lens code identifier was assigned to each composite, and composite target restrictions applied were such that the composites for one lens could not be used to interpolate grades for another lens.

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The search radii and orientations used for each lens are summarized in Table 17-7.

TABLE 17-7 SEARCH ELLIPSOID ORIENTATIONS AND RADII

Northgate Minerals Corporation – Young-Davidson Project, Notario

Lens	Ellipsoid	Ellipsoid Dip	Down-Dip	Along-Strike	Across-Strike
Code	Azimuth	(to South)	Radii (ft.)	Radii (ft.)	Radii (ft.)
4	085°	-75°	800	400	200
5	080°	-85°	600	300	100
6	090°	-80°	800	400	200
7	090°	-90°	600	300	100
8	090°	-80°	600	300	300
14	090°	-85°	600	300	100
15	085°	-85°	800	400	200
16	100°	-85°	600	300	150
17	085°	-80°	800	400	200
18	090°	-85°	600	300	150

The distance from block centroids to nearest composites average 102 ft. for Indicated blocks and 154 ft. for Inferred blocks. The maximum distances used to interpolate Indicated and Inferred blocks were 337 ft. and 423 ft., respectively.

BLOCK MODEL VALIDATION

Scott Wilson RPA used three methods to validate its block model Mineral Resource estimate:

1.

Visual inspection and comparison of block grades with composite and assay grades.

2.

Statistical comparison of resource assay and block grade distributions.

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3.

Volumetric comparisons of final mineralization wireframes and block model resource reports for each lens.

4.

Inspection of resource assay and block grade scatter plots by elevations.

Scott Wilson RPA compared the block grades with the composite grades on sections and plans and found good overall visual correlation with some minor low and high grade smearing and banding problems due to local changes in strike and dip. As more data become available in the future from closer spaced underground definition drilling, it may be possible to refine the model by adding more customized search orientations related to smaller structural domains.

The resource assays, composite control intervals, five feet composites, Indicated blocks at a zero cut-off grade, and Inferred blocks at a zero cut-off grade, all cut to the capping levels described earlier, average essentially the same value at 0.103 oz/ton Au, 0.103 oz/ton Au, 0.104 oz/ton Au, 0.105 oz/ton Au, and 0.107 oz/ton Au, respectively. This indicates that there have been no significant grade shifts between the assays, composites and the block model.

Scott Wilson RPA notes that the drill hole data is fairly evenly spaced and that significant higher grade data clustering is not evident.

The 0.1% difference between the total mineralization wireframe volume and the final reported block model resource volume is negligible and this indicates that none of the interpreted mineralization has been inadvertently excluded and that the block model volumetrics are performing properly.

Scott Wilson RPA examined the distribution of the composite gold and cut gold grades versus block grades on scatter plots by elevations and found no problems with the block model grades (Figures 25-6 to 25-9 in Appendix 2). Figure 25-9 is included to illustrate the effect of not capping high assays.

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The underground cut gold grade block models for all of the lenses are shown in the 3D perspective looking down to the northeast in Figure 17-4. The classification block model, with Indicated blocks in red and Inferred blocks in blue, is shown in Figure 17-5.

FIGURE 17-4 CUT GOLD GRADE BLOCK MODEL

Elev (Z)
7200.00
7000.00
6200.00
4800.00
4000.00
East (X)
4200.00
3800.00
3600.00
2800.00
2600.00
2400.00
2200.00
2000.00
1800.00
North (Y)
2600.00
2400.00
2200.00

See Appendix 2 Figure 25-1 for Gold Grade Colour Legend

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FIGURE 17-5 RESOURCE CLASSIFICATION BLOCK MODEL

Elev (Z)
7200.00
7000.00
4800.00
4000.00
East (X)
4200.00
3800.00
3600.00
2800.00
2600.00
2400.00
2200.00
2000.00
1800.00
North (Y)
2600.00
2400.00
2200.00

In conclusion, Scott Wilson RPA considers the YD Project December 2006 underground block model to be valid, reasonable, and appropriate for supporting the Mineral Resource estimate.

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MINERAL RESOURCES

The December 2006 Lower Boundary Zone, Lucky Zone, and Lower YD Zone underground Mineral Resources extend from approximately the 3,600 ft. elevation to the 7,200 ft. elevation. This represents vertical depths ranging from approximately 800 ft. to 4,400 ft. below surface.

The resource estimate is based on a bulk underground mining concept with no mining selectivity. Consequently, the resource estimate is reported at a zero cut-off grade, which means that it includes a minor amount of internal waste. Approximately two percent of the global resource estimate tonnage is related to internal waste or blocks with grades below 0.05 oz/ton gold and a further 13% is related to incremental mineralization with grades in the 0.05 oz/ton to 0.07 oz/ton gold range.

Scott Wilson RPA estimates that the Indicated Mineral Resources of the LBZ, Lucky Zone, and Lower YD Zone total 5.7 million tons at an average cut grade of 0.11 oz/ton gold and contain 0.60 million ounces of gold. Scott Wilson RPA estimates that the Inferred Mineral Resources total 5.2 million tons at an average cut grade of 0.11 oz/ton gold and contain 0.56 million ounces of gold (Table 17-8).

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Table 17-8. December 2006 Underground Mineral Resource Estimate For the Lower Boundary, Lucky, and Young-Davidson Extension Zones

Northgate Minerals Corporation, Young-Davidson Property
			Cut Gold	Contained
			Grade	Cut Gold
Zone	Lens Code	Tons	(oz/ton)	(ozs)
Indicated Mineral Resources
Lucky	4	868,000	0.09	76,200
Lower YD	5	468,000	0.08	36,800
Lower YD	6	1,477,000	0.10	147,000
Lower YD	7	-	-	-
Lower YD	8	-	-	-
LBZ	14	-	-	-
LBZ	15	2,590,000	0.11	295,400
LBZ	16	284,000	0.15	43,700
LBZ	17	-	-	-
LBZ	18	-	-	-
Total Indicated Resources		5,687,000	0.11	599,100
Inferred Mineral Resources
Lucky	4	475,000	0.12	55,900
Lower YD	5	291,000	0.08	23,900
Lower YD	6	1,413,000	0.09	128,800
Lower YD	7	76,000	0.11	8,400
Lower YD	8	520,000	0.12	60,400
LBZ	14	67,000	0.09	6,200
LBZ	15	1,780,000	0.11	199,100
LBZ	16	-	-	-
LBZ	17	121,000	0.08	9,200
LBZ	18	433,000	0.15	63,200
Total Inferred Resources		5,176,000	0.11	555,100

Mineral Resource Estimation Notes:

Mineral Resources reported at a zero cut-off grade.
High Lower Boundary Zone assays cut to 0.60 oz/ton Au.
High Lower YD Zone assays cut to 0.40 oz/ton Au.
High Lucky Zone assays cut to 0.50 oz/ton Au.
Mineralized wireframe models constructed based on approximately a 0.05 oz/ton Au incremental cut-off grade.
Blocks are 50 ft. by 50 ft. by 25 ft. A 11.9 ft³/ton mineralization
Five feet equal length composites created within the mineralized wireframes.
Inverse distance squared grade interpolation.
Customized search radii lengths and orientations developed for each lens.
Gemcom Software International Inc. Resource Evaluation Edition GEMS 6.04 was used.

Additional Mineral Resources

The August 2004 open pit resource estimate and the August 2004 underground resource estimate for the Upper Boundary Zone, both by Micon International Limited, are current resource estimates that represent additional resources on the Young-Davidson Property, which are unaffected by the above estimate.
Micon 2004 Underground Mineral Resources
	Tons	(oz/ton)*	(ozs)
Inferred (Upper Boundary Zone)	4,290,000	0.117	502,000
Micon 2004 Open Pit Mineral Resources
	Tons	(oz/ton)*	(ozs)
Measured	6,978,000	0.062	432,640
Indicated	530,900	0.059	31,320
Measured and Indicated	7,508,900	0.062	463,960
Inferred	363,400	0.039	14,170

* Micon cut high assays to 1.0 oz/ton Au.

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18 OTHER RELEVANT DATA AND INFORMATION

There are no other relevant data and information related to the December 2006 underground Mineral Resources. There are currently no Mineral Reserves at the YD Project.

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19 INTERPRETATION AND CONCLUSIONS

The 2006 drilling program has been very successful in expanding the YD Project underground resources. Northgate plans to continue the surface drilling program and has begun an underground exploration program. This will generate a significant amount of new data over the next year or two. In Scott Wilson RPA’s opinion, there is excellent potential to increase the underground resources because most of the mineralized lenses are still open at depth and laterally along strike.

The syenite-hosted gold mineralization exhibits good gold grade continuity. The mineralization occurs generally as east-west striking, steeply south dipping, vertically attenuated lenses with local flexures and tapered flanks. The LBZ Lens 15 is the largest continuous lens of mineralization defined to date. It extends laterally east-west for at least 1,400 ft., vertically for at least 3,200 ft., and reaches 135 ft. in horizontal thickness. The resource mineralization horizontal thicknesses average approximately 41 ft., at the LBZ and 33 ft. at the Lower YD and Lucky Zones.

The current resource estimate is based on a US$500/oz gold price. There is excellent potential to increase the horizontal thicknesses in some of the resource drill hole intersections if a lower incremental cut-off grade is used in future resource estimates that are based on higher gold prices.

Scott Wilson RPA believes that a number of subparallel, possibly anastomosing, generally east-west striking, alteration corridors exist that host the resource lenses defined so far. Some of these lenses may grow and merge with adjacent lenses as the results for infill drilling become available. As more information becomes available, it may be possible to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

With assistance from Northgate personnel, Scott Wilson RPA estimates that the Indicated Mineral Resources of the LBZ, Lucky Zone, and Lower YD Zone total 5.7 million tonnes at an average cut grade of 0.11 oz/ton gold and contain 0.60 million ounces of gold. Scott Wilson RPA estimates that the Inferred Mineral Resources total 5.2 million tonnes at an average cut grade of 0.11 oz/ton gold and contain 0.56 million ounces of gold (Table 19-1).

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TABLE 19-1 DECEMBER 2006 MINERAL RESOURCE ESTIMATE SUMMARY

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Classification	Tonnage	Gold*	Contained Gold*
	(tons)	(oz/ton)	(ozs)

Indicated Resource	5,687,000	0.11	599,100

Inferred Resources	5,176,000	0.11	555,100

Notes:

11. Mineral Resources are estimated using an average long-term gold price of US$500 per ounce (C$575 per ounce).
12. Mineralized wireframes constructed based on approximately a 0.05 oz/ton Au incremental cut-off grade and a minimum horizontal thickness of ten feet.
13. Resources are reported at a zero cut-off grade.
14. *High Lower Boundary Zone assays cut to 0.60 oz/ton Au.
15. *High Lower YD Zone assays cut to 0.40 oz/ton Au.
16. *High Lucky Zone assays cut to 0.50 oz/ton Au.
17. Blocks are 50 ft. by 50 ft. by 25 ft. and have a percent mineralization field.
18. Five feet equal length composites created within the mineralized wireframes.
19. Inverse distance squared grade interpolation.
20. Customized search radii lengths and orientations developed for each lens.
21. An 11.9 ft.³/ton tonnage factor was used.
22. Gemcom Software International Inc. Resource Evaluation Edition GEMS 6.04 was used.

The August 2004 open pit resource estimate and the August 2004 underground resource estimate for the UBZ, both by Micon, are current resource estimates that represent additional resources, which are unaffected by the above estimate (Table 19-2).

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TABLE 19-2 CURRENT MICON 2004 MINERAL RESOURCE ESTIMATES

Northgate Minerals Corporation – Young-Davidson Project, Ontario

	Tonnage	Gold*	Contained Gold*
Classification	(tons)	(oz/ton)	(ozs)

Total Inferred Underground Resources (UBZ)	4,290,000	0.117	502,000

Total Measured Open Pit Resources	6,978,000	0.062	432,640
Total Indicated Open Pit Resources	530,900	0.059	31,320
Total Measured and Indicated Open Pit Resources	7,508,900	0.062	463,960

Total Inferred Open Pit Resources	363,400	0.039	14,170

* High assays to 1.0 oz/ton Au.

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20 RECOMMENDATIONS

Scott Wilson RPA concurs with Northgate that the following work is warranted:

1.

Complete an underground exploration program on the syenite-hosted mineralization at the YD Project.

2.

Continue the surface drilling program.

3.

Update the Micon (2004) open pit resource estimate based on revised gold price, pit optimization, and other resource estimation parameters.

4.

Update the Micon (2004) UBZ underground resource estimate based on an appropriate long term gold price assumption and revised resource estimation parameters.

5.

Complete a data verification and validation program on drill holes that support open pit and UBZ resources.

6.

Review the capping levels prior to the next resource estimate.

7.

As new data become available, carry out trend analysis work including grade, thickness, and grade-times-thickness contouring on longitudinal projections, and geostatistical studies to determine possible plunge orientations and ranges of continuity for each lens.

8.

Continue to refine the diabase wireframes.

9.

Construct new wireframes for the main rock types.

10.

Try to correlate continuous alteration corridors using the gold assays at a low cutoff grade, the multi-element data, and other information.

11.

Construct mineralization wireframes at a number of incremental cut-off grades to develop a preliminary tonnage-grade curve for the YD Project underground syenite-hosted resources.

12.

Continue to carry out detailed structural mapping of surface outcrops and pits, particularly those in mineralized syenite west of approximately 4,200E.

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21 REFERENCES

CIM, 2004, CIM Definition Standards on Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, November 14, 2004.

CIM, 2000, CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines, CIM Bulletin Vol. 93, No. 1044, October 2000.

CIM, 1996, CIM Mineral Resource/Reserve Classification: Categories, Definitions and Guidelines, CIM Bulletin CIM Bulletin Vol. 89, No. 1003, September 1996.

Corfu, F., Krogh, T.E., Kwok, Y.Y., Marmont, S., and Jensen, L., 1989, U-Pb Zircon Geochronology in the Southwestern Abitibi Greenstone Belt, Superior Province, Canadian Journal of Earth Sciences 26, p. 1747-1763.

Corfu, F. and Andrews, A.J., 1986, A U-Pb Age for Mineralized Nipissing Diabase, Gowganda, Canadian Journal of Earth Sciences, v. 23, p. 107-109

Dana, E.S. and Ford, W.E., 1958; Dana’s Textbook of Mineralogy With an Extended Treatise on Crystallography and Physical Mineralogy, Fourth Edition, November 1958.

Derry, D.R., Hopper, C.H., and McGowan, H.S., 1948, Matachewan Consolidated Mine in Structural Geology of Canadian Ore Deposits: CIMM Jubilee Volume I, p 638-643.

Edmunds, Carl, 2007, Young-Davidson Regional, Local and Property Geology, January, 2007. 5 p.

Esson, D.W., 1980, Report on Potential Ore Reserves and Exploration/Development Program Central and Main Ore Zones, Young-Davidson Property, Matachewan, Ontario, Pamour Porcupine Mines, Limited, April 1980.

Esson, D.W., 1980, Report on Boundary Ore Zone, Young-Davidson and Matachewan Consolidated Mines Property, Matachewan, Ontario, Pamour Porcupine Mines, Limited, May 1980.

Fairbairn, H. W., Hurley, P. M., Card, K. D., and Knight, C. J., 1969, Correlation of Radiometric Ages of Nipissing Diabase and Metasediments with Proterozoic Orogenic Events in Ontario, Canadian Journal of Earth Sciences, v. 6, p. 489-497.

Giroux, G.H., Young-Davidson – Data Review, Memorandum on Preliminary Variography Review Dated December 6, 2005.

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Gryba, C., and Esson, D.W., Feasibility Study of Young-Davidson and Matachewan Consolidated Mines, Pamour Porcupine Mines, Limited, September 1980.

Heaman, L.M., 1988, A Precise U-Pb Zircon Age for a Hearst Dyke, Geological Association of Canada V13:A53.

JORC, 1996, Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, Report of the Joint Committee of the Austalasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, Joint Ore Reserves Committee (JORC).

Konst, Ron, 2006, Young-Davidson Project 2006 Drilling Program Sample Preparation and Analytical Quality Assurance Report as of September 25.

Lovell, H.L., 1967, Geology of the Matachewan Area: ODM Geological Report 51, 55 p.

MERQ–OGS, 1983, Lithostratigraphic map of the Abitibi Subprovince: Ontario Geological Survey / Ministère de l’Énergie et des Ressources, Québec, Map 2484 / DV83-16 Scale 1:500 000.

Micon International Limited, 2004, Technical Report on the Mineral Resource Estimate for the Matachewan Property, Powell, Cairo & Yarrow Townships, Larder Lake Mining Division, Ontario, Canada, NTS 41 P/15, NI 43-101 Report Prepared for Young-Davidson Mines, Limited by Reno Pressacco and Paul Gribble, August 2004.

North, H.H., and Allen, C.C., 1948, Young-Davidson Mine in Structural Geology of Canadian Ore Deposits: CIMM Jubilee Volume I, p 633-637.

Panterra Geoservices Inc., 2003, Structural Study of the Surface Outcrops of the Matachewan Consolidated Mine, Powell Township, Ontario, Prepared for Young-Davidson Mines, Limited, by David A. Rhys, December 17, 2003.

Powell, W.G., Kilbourne, M.W., and Hodgson, C.J., 1991, Gold-Related Geology of the Matachewan Camp in Archean Gold Deposits of the Matachewan-Kirkland Lake-Larder Lake Area: Soc. Econ. Geol. Guidebook series, Volume 2, Lovell, H.L., Robinson, D.R., and Guindon, D.L., eds., p 72-88.

Royal Oak Mines Inc., 1997a, Comprehensive Study Report and Environmental Impact Statement: Unpublished Document prepared for submission to regulatory agencies, Volumes I, II and III.

Royal Oak Mines Inc., 1997b, Feasibility Study Update – May 1997: Unpublished Internal Company Document.

Skeeles, Brad E., J., 1989, Open Pit Potential for the Matachewan Deposit (a Pre-Feasibility Report): Unpublished Internal Company Document, 44 p.

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Sinclair, W.D., 1980, Gold Deposits of the Matachewan Area, Ontario in Geology of Canadian Gold Deposits: CIMM Spec. Volume 24, Hodder, R.W., and Petruk, W., eds., p 83-93.

SRK Consulting (Canada) Inc., 2006, Scoping Study Report on the Young-Davidson Gold Project, Ontario, Report Prepared for Young-Davidson Mines, Limited by Ken Reipas and T. Rannelli, April 2006.

Webster, Colin, 2007, Northgate Young-Davidson Environmental Summary Dated January 8, 2007, by Blue Heron Solutions for Environmental Management, Timmins, 2 p.

Zalnieriunas, R. V., Pressacco, R., McCormack, D., and Beecham, A.W., 2003, 2002-2003 Diamond Drill Hole Logs M02-01 to M03-68 for the Matachewan Gold Project, Larder Lake Mining Division, Powell and Cairo Townships, Ontario, Canada, NTS 41P/15: Unpublished Internal Company Document, 728 p., maps and sections.

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22 SIGNATURE PAGE

This report titled "Technical Report on the Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario", prepared for Northgate Minerals Corporation and dated January 12, 2007, was prepared and signed by the following author:

(Signed & Sealed)

Dated at Toronto, Ontario	Scott Wilson Roscoe Postle Associates Inc.
January 12, 2007	Luke Evans, M.Sc., P.Eng.
Consulting Geological Engineer

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23 CERTIFICATE OF QUALIFICATIONS

R. LUKE EVANS, M.SC., P.ENG.

I, R. Luke Evans, P.Eng., as an author of this report entitled "Technical Report on the Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario", prepared for Northgate Minerals Corporation and dated January 12, 2007, do hereby certify that:

1.

I am a Consulting Geological Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.

I am a graduate of University of Toronto, Ontario, Canada, in 1983 with a Bachelor of Science (Applied) degree in Geological Engineering and Queen’s University, Kingston, Ontario, Canada, in 1986 with a Master of Science degree in Mineral Exploration.

3.

I am registered as a Professional Engineer in the Province of Ontario (Reg.# 90345885). I have worked as a professional geologist for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   Consulting Geological Engineer with Scott Wilson RPA specializing in resource and reserve estimates, audits, technical assistance, and training since 1995.

   Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

   Senior Project Geologist in charge of exploration programs at several gold and base metal mines in Quebec.

   Project Geologist at a gold mine in Quebec and in charge of exploration and definition drilling.

   Project Geologist in charge of sampling and mapping programs at gold and base metal properties in Ontario.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.

I visited the Young-Davidson Property from October 11 to 13, 2006.

6.

I am responsible for overall preparation of the Technical Report.

7.

I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.

I have had no prior involvement with the property.

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9.

I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 12th day of January, 2007

(Signed & Sealed)

R. Luke Evans, M.Sc., P.Eng.

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24 APPENDIX 1

LIST OF CLAIMS

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Northgate Minerals Corporation ("Northgate")
Young Davidson Project

		Revised : November 21, 2006
Land Tenure Holdings by Agreement	Tenures	Area (ha)	Area (acres)
Schaus, Clarke & Shirriff - Yarrow Twp. Property	28	466.23	1,152.04
Kiernicki & Fekete Property	3	48.56	120.00
Welsh Property	2	24.54	60.64
Matachewan Consolidated Mines Property	24	371.58	918.17
Shirriff Property	36	597.11	1,475.45
Sedex Mining Corp. - OKA Property	18	328.82	812.50
Young-Davidson Property	45	2194.07	5,421.54
	156	4,030.89	9,960.34

Notes:

YDM Property: Licence of Occupation L.11167 & Fee Simple Title CL4871 surface right area included within claim or lease area.
Matachewan Property : Licence of Occupation L.1007 area included - tenure holds surface rights & undersurface rights.
Location:
Davidson Mine location - NTS: 041P/15; UTM NAD83 Z17N - 5310000N; 523000E, Long. 80 41', Lat. 47 56'
Claim Maps: Larder Lake Mining Division, Plans G3218, G3209, M0260

Schaus, Clarke & Shirriff Yarrow Twp. Property

Northgate 100% subject to Letter Agreement between Royal Oak Mines Inc. and Schaus, Clarke, Shirriff dated September 9, 1992
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Surface Rights	Mining Rights	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
YARROW	494591	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	6-Mar-2012	2% NSR
YARROW	494592	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	6-Mar-2012	2% NSR
YARROW	494593	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	6-Mar-2012	2% NSR
YARROW	494594	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	6-Mar-2012	2% NSR
YARROW	494595	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	6-Mar-2012	2% NSR
YARROW	495895	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	6-Mar-2012	2% NSR
YARROW	495896	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	6-Mar-2013	2% NSR	W-LL-F1715
YARROW	495897	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	6-Mar-2013	2% NSR	W-LL-F1715
YARROW	495898	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	6-Mar-2012	2% NSR
YARROW	495899	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	6-Mar-2012	2% NSR
YARROW	523116	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	1-Mar-2011	2% NSR	WL-21/95, F1715
YARROW	523117	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	1-Mar-2011	2% NSR	W-L-21/95
YARROW	523118	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	1-Mar-2011	2% NSR	WL-21/95, F1600,F1715
YARROW	523119	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	1-Mar-2011	2% NSR	WL-21/95, F1715
YARROW	523141	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	1-Mar-2011	2% NSR	WL-21/95, F1715
YARROW	523142	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	1-Mar-2011	2% NSR	W-L-21/95
YARROW	523143	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	1-Mar-2011	2% NSR	W-L-21/95
YARROW	523144	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	1-Mar-2011	2% NSR	W-L-21/95
YARROW	523145	Active Claim			Northgate - 20% & Schaus - 80%	16.188	N	Y	1-Mar-2011	2% NSR	W-L-21/95
YARROW	MR 29666	4938LT	106668	21	Northgate Minerals Corporation		N	Y	30-Nov-2013	2% NSR	P* W-LL-F1715
YARROW	MR 29667	4938LT	106668	21	Northgate Minerals Corporation		N	Y	30-Nov-2013	2% NSR
YARROW	MR 29668	4938LT	106668	21	Northgate Minerals Corporation		N	Y	30-Nov-2013	2% NSR
YARROW	MR 29669	4938LT	106668	21	Northgate Minerals Corporation		N	Y	30-Nov-2013	2% NSR
YARROW	MR 29670	4938LT	106668	21	Northgate Minerals Corporation		N	Y	30-Nov-2013	2% NSR
YARROW	MR 29671	4938LT	106668	21	Northgate Minerals Corporation		N	Y	30-Nov-2013	2% NSR
YARROW	MR 29672	4938LT	106668	21	Northgate Minerals Corporation		N	Y	30-Nov-2013	2% NSR	P* W-LL-F1715
YARROW	MR 29675	4938LT	106668	21	Northgate Minerals Corporation		N	Y	30-Nov-2013	2% NSR	P* W-LL-F1715
YARROW	MR 29676	4938LT	106668	21	Northgate Minerals Corporation	158.653	N	Y	30-Nov-2013	2% NSR
						466.23

Ontario MNDM Withdraw Order No.

W-L-21/95: Surface & Mining Rights withdrawn from prospecting, staking, sale or lease. Claims acquired before 1995, exempted.
W-LL-F1715 & W-LL-F1600: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.

24 -2

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SCOTT WILSON RPA	www.scottwilson.com

Kiernicki & Fekete Property

Northgate 100% subject to Purchase Agreement between Young-Davidson Mines, Limited and Kiernicki & Fekete dated May 8, 2003
Twp.	Title ID	Parcel No. or Claim Status	Registered Tenure Holder	Area (ha.)	Surface Rights	Mining Rights	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
CAIRO	1199662	Active Claim	Northgate Minerals Corporation	16.188	N	Y	26-Aug-2010	2% NSR	P* W-LL-F1715
CAIRO	1199663	Active Claim	Northgate Minerals Corporation	16.188	N	Y	26-Aug-2010	2% NSR
CAIRO	1199664	Active Claim	Northgate Minerals Corporation	16.188	N	Y	26-Aug-2010	2% NSR
				48.56

Welsh Property

Northgate 100% subject to terms of Mining Lease Agreement between Pamour Porcupine Mines Limited and George Welsh dated April 26, 1979 and Amendment dated March 12, 1986
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Surface Rights	Mining Rights	Expiry / Renewal Date	Welsh Royalty	Subject to Surface & Mining Rights Withdraw Order No.
POWELL	L-316523	5397LT	107282	21	Northgate Minerals Corporation	14.524	Y	Y	30-Jun-2022	C$1.50/ ton
POWELL	L-511097	5454LT	107440	21	Northgate Minerals Corporation	10.016	Y	Y	30-Apr-2024	C$1.50/ ton
						24.54
W-L-20/95: Does not impact above Welsh property.

Matachewan Consolidated Mines Property

Northgate 100% subject to Mining Lease Agreement between Pamour Porcupine Mines Limited and Matachewan Consolidated Mines dated June 1, 1979 & Amendments dated (1981, 1984, 1988, 2000, 2006)

Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Surface Rights	Mining Rights	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
CAIRO	T 18264	1172SEC	Patent		Matachewan Consolidated Mines Ltd.	14.41	Y	Y	N/A	US$1/ton+
POWELL	MR 5379	3193LT	19020	10	Matachewan Consolidated Mines Ltd.	16.106	Y	Y	30-Sep-2008	US$1/ton+
POWELL	MR 5380	3194LT	19019	10	Matachewan Consolidated Mines Ltd.	19.951	Y	Y	30-Sep-2008	US$1/ton+
POWELL	MR 5402	4901LT	106561	21	Matachewan Consolidated Mines Ltd.	19.142	N	Y	30-Sep-2012	US$1/ton+
POWELL	MR 5396	5125LT	106715	21	Matachewan Consolidated Mines Ltd.		N	Y	30-Sep-2014	US$1/ton+
POWELL	MR 5412	5125LT	106715	21	Matachewan Consolidated Mines Ltd.		N	Y	30-Sep-2014	US$1/ton+
POWELL	MR 5414	5125LT	106715	21	Matachewan Consolidated Mines Ltd.		N	Y	30-Sep-2014	US$1/ton+
POWELL	MR 5415	5125LT	106715	21	Matachewan Consolidated Mines Ltd.		N	Y	30-Sep-2014	US$1/ton+
CAIRO	MR 5417	5125LT	106715	21	Matachewan Consolidated Mines Ltd.		N	Y	30-Sep-2014	US$1/ton+
CAIRO	MR 5454	5125LT	106715	21	Matachewan Consolidated Mines Ltd.		N	Y	30-Sep-2014	US$1/ton+
CAIRO	MR 5455	5125LT	106715	21	Matachewan Consolidated Mines Ltd.		N	Y	30-Sep-2014	US$1/ton+
CAIRO	MR 5707	5125LT	106715	21	Matachewan Consolidated Mines Ltd.		N	Y	30-Sep-2014	US$1/ton+
POWELL	MR 5712	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	139.321	N	Y	30-Sep-2014	US$1/ton+
POWELL	MR 5397	5126LT	106716	21	Matachewan Consolidated Mines Ltd.		N	Y	31-Dec-2014	US$1/ton+
POWELL	MR 5398	5126LT	106716	21	Matachewan Consolidated Mines Ltd.		N	Y	31-Dec-2014	US$1/ton+
POWELL	MR 5401	5126LT	106716	21	Matachewan Consolidated Mines Ltd.		N	Y	31-Dec-2014	US$1/ton+
POWELL	MR 5403	5126LT	106716	21	Matachewan Consolidated Mines Ltd.		N	Y	31-Dec-2014	US$1/ton+
POWELL	MR 5406	5126LT	106716	21	Matachewan Consolidated Mines Ltd.		N	Y	31-Dec-2014	US$1/ton+
POWELL	MR 5408	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	100.664	N	Y	31-Dec-2014	US$1/ton+
POWELL	MR 5413	5127LT	106953	21	Matachewan Consolidated Mines Ltd.	19.142	N	Y	31-Mar-2015	US$1/ton+
CAIRO	MR 9655	5128LT	106954	21	Matachewan Consolidated Mines Ltd.	10.927	N	Y	30-Apr-2015	US$1/ton+	P* W-LL-F1715
POWELL	MR 5991	5287LT	107051	21	Matachewan Consolidated Mines Ltd.	15.726	N	Y	31-Dec-2017	US$1/ton+
CAIRO	537314	Active-S			Northgate Minerals Corporation	16.188	N	Y	25-Jun-1991	US$1/ton+	W-L-17/95

Licence of Occupation with Undersurface rights & Surface rights (Montreal River area)
CAIRO	L0 1007		T18264		Matachewan Consolidated Mines Ltd.	2.995	Y	Y	N/A		W-LL-F1715
						371.58
Note: Licence of Occupation L.1007 enables holder to remove all ores & minerals from land covered by water (see Title T18264)

Ontario MNDM Withdraw Order No.

W-L-17/95: Due to a Native Land Action, Surface & Mining Rights withdrawn from prospecting, staking, sale or lease.

W-LL-F1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.

24 -3

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SCOTT WILSON RPA	www.scottwilson.com

Shirriff Property

Northgate 100% subject to Agreement between Thomas J. Obradovich and John F. Shirriff dated September 25, 2001
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Surface Rights	Mining Rights	Expiry / Renewal Date	Shirriff Royalty	Subject to Surface & Mining Rights Withdraw Order No.
POWELL	MR 5386	4982LT	106655	21	Northgate Minerals Corporation		Y	Y	31-Mar-2014	2% NSR
POWELL	MR 5400	4982LT	106655	21	Northgate Minerals Corporation		Y	Y	31-Mar-2014	2% NSR
POWELL	MR 5568	4982LT	106655	21	Northgate Minerals Corporation		Y	Y	31-Mar-2014	2% NSR
POWELL	MR 5569	4982LT	106655	21	Northgate Minerals Corporation		Y	Y	31-Mar-2014	2% NSR
POWELL	MR 5570	4982LT	106655	21	Northgate Minerals Corporation		Y	Y	31-Mar-2014	2% NSR
POWELL	MR 5657	4982LT	106655	21	Northgate Minerals Corporation		Y	Y	31-Mar-2014	2% NSR
POWELL	MR 5659	4982LT	106655	21	Northgate Minerals Corporation		Y	Y	31-Mar-2014	2% NSR
POWELL	MR 5922	4982LT	106655	21	Northgate Minerals Corporation		Y	Y	31-Mar-2014	2% NSR
POWELL	MR 6032	4982LT	106655	21	Northgate Minerals Corporation		Y	Y	31-Mar-2014	2% NSR
POWELL	MR 9835	4982LT	106655	21	Northgate Minerals Corporation	173.08	Y	Y	31-Mar-2014	2% NSR
POWELL	MR 33919	5060LT	106881	21	Northgate Minerals Corporation		Y	Y	31-Oct-2014	2% NSR	P* W-LL-F1715
POWELL	MR 33920	5060LT	106881	21	Northgate Minerals Corporation		Y	Y	31-Oct-2014	2% NSR
POWELL	MR 33921	5060LT	106881	21	Northgate Minerals Corporation		Y	Y	31-Oct-2014	2% NSR
POWELL	MR 33922	5060LT	106881	21	Northgate Minerals Corporation		Y	Y	31-Oct-2014	2% NSR
POWELL	MR 33923	5060LT	106881	21	Northgate Minerals Corporation		Y	Y	31-Oct-2014	2% NSR
POWELL	MR 33924	5060LT	106881	21	Northgate Minerals Corporation		Y	Y	31-Oct-2014	2% NSR
POWELL	MR 34250	5060LT	106881	21	Northgate Minerals Corporation		Y	Y	31-Oct-2014	2% NSR
POWELL	MR 34251	5060LT	106881	21	Northgate Minerals Corporation		Y	Y	31-Oct-2014	2% NSR
POWELL	MR 34252	5060LT	106881	21	Northgate Minerals Corporation		Y	Y	31-Oct-2014	2% NSR	P* W-LL-F1715
POWELL	MR 34253	5060LT	106881	21	Northgate Minerals Corporation	139.843	Y	Y	31-Oct-2014	2% NSR
POWELL	MR 34242	5365LT	107257	21	Northgate Minerals Corporation		N	Y	30-Jun-2020	2% NSR
POWELL	MR 34243	5365LT	107257	21	Northgate Minerals Corporation	20.598	N	Y	30-Jun-2020	2% NSR
POWELL	MR 35807	5390LT	106880	21	Northgate Minerals Corporation		Y	Y	31-Jul-2014	2% NSR	P* W-LL-F1715
POWELL	MR 38931	5390LT	106880	21	Northgate Minerals Corporation		Y	Y	31-Jul-2014	2% NSR	P* W-LL-F1715
POWELL	MR 39023	5390LT	106880	21	Northgate Minerals Corporation	63.831	Y	Y	31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 35902	5392LT	106882	21	Northgate Minerals Corporation		N	Y	31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 39022	5392LT	106882	21	Northgate Minerals Corporation	29.684	N	Y	31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 40066	5391LT	106755	21	Northgate Minerals Corporation		N	Y	31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 40067	5391LT	106755	21	Northgate Minerals Corporation	32.65	N	Y	31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 40068	5389LT	106757	21	Northgate Minerals Corporation	30.52	Y	Y	31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 40071	5389LT	106757	21	Northgate Minerals Corporation	11.04	Y	Y	31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 50439	5145LT	106876	21	Northgate Minerals Corporation		N	Y	31-Dec-2015	2% NSR	W-LL-F1715
POWELL	MR 50440	5145LT	106876	21	Northgate Minerals Corporation	47.296	N	Y	31-Dec-2015	2% NSR	W-LL-F1715
POWELL	512587	Active-S			Northgate Minerals Corporation	16.188	N	Y	4-Apr-1988	2% NSR	W-L-19/95
POWELL	512588	Active-S			Northgate Minerals Corporation	16.188	N	Y	4-Apr-1988	2% NSR	W-L-19/95, P* F1715
POWELL	512589	Active-S			Northgate Minerals Corporation	16.188	N	Y	4-Apr-1988	2% NSR	W-L-19/95,F1715
						597.11

Ontario MNDM Withdraw Order No.

W-L-19/95: Due to a Native Land Action, Surface & Mining Rights withdrawn from prospecting, staking, sale or lease.
W-LL-F1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.

24 -4

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SCOTT WILSON RPA	www.scottwilson.com

Sedex Mining Corp. OKA Property

Northgate - 60%, with Option to earn additional 20%; Property subject to Option and Joint Venture Agreement between 1519864 Ontario Limited & Sedex Mining Corp. dated October 1, 2002
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Registered Tenure Holder	Area (ha.)	Rights Surface	Mining Rights	Expiry / Renewal Date	Royalties	Subject to Surface & Mining Rights Withdraw Order No.
POWELL	1205862	Active Claim		Fred S. Kiernicki - 100%	16.188	N	Y	27-Apr-2010
POWELL	1206077	Active Claim		Donald Campbell - 50% & Suzaane Guimond - 50%	5.059	N	Y	15-Sep-2010	3.0% NSR
POWELL	1206081	Active Claim		Fred S. Kiernicki - 100%	16.188	N	Y	14-Dec-2010	3.0% NSR
POWELL	1206147	Active Claim		Thomas J. Obradovich - 100% & Canadian Royalties Inc. - 50%	16.188	N	Y	4-Apr-2010	2.5% NSR
POWELL	1206148	Active Claim		Thomas J. Obradovich - 100% & Canadian Royalties Inc. - 50%	16.188	N	Y	4-Apr-2010	2.5% NSR
POWELL	1206150	Active Claim		Thomas J. Obradovich - 100% & Canadian Royalties Inc. - 50%	16.188	N	Y	4-Apr-2010	2.5% NSR
POWELL	1213838	Active Claim		Fred S. Kiernicki - 100%	48.56	N	Y	27-May-2011	3.0% NSR
CAIRO	1223270	Active Claim		Thomas J. Obradovich - 100%	16.188	N	Y	17-May-2010	2.5% NSR
POWELL	1223271	Active Claim		Thomas J. Obradovich - 100%	32.376	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223281	Active Claim		Thomas J. Obradovich - 100%	16.188	N	Y	17-May-2010	2.5% NSR
POWELL	1223283	Active Claim		Thomas J. Obradovich - 100%	16.188	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223284	Active Claim		Thomas J. Obradovich - 100%	16.188	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223285	Active Claim		Thomas J. Obradovich - 100%	16.188	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223286	Active Claim		Thomas J. Obradovich - 100%	16.188	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223287	Active Claim		Thomas J. Obradovich - 100%	16.188	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223288	Active Claim		Thomas J. Obradovich - 100%	16.188	N	Y	10-Apr-2010	2.5% NSR
POWELL	1224878	Active Claim		Alcanex Ltd. -100%	16.188	N	Y	10-Apr-2010	3.0% NSR
POWELL	3009961	Active Claim		Thomas J. Obradovich - 100%	16.188	N	Y	20-Sep-2010	2.5% NSR
					328.82

24-5

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SCOTT WILSON RPA	www.scottwilson.com

Young-Davidson Property

Northgate - 100%
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Surface Rights	Mining Rights	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
CAIRO	537315	Active-S			Northgate Minerals Corporation	8.094	N	Y	25-Jun-1991	NIL	W-L-17/95, F1715
CAIRO	537316	Active-S			Northgate Minerals Corporation	2.023	N	Y	25-Jun-1992	NIL	W-L-17/95
CAIRO	537317	Active-S			Northgate Minerals Corporation	8.094	N	Y	25-Jun-1991	NIL	W-L-17/95, F1715
POWELL	1207501	Active Claim			Northgate Minerals Corporation	16.188	N	Y	6-Apr-2010	NIL	W-LL-F1715,F1600
POWELL	1207502	Active Claim			Northgate Minerals Corporation	259	N	Y	6-Apr-2010	NIL	W-LL-F1715,F1600
POWELL	1207503	Active Claim			Northgate Minerals Corporation	32.376	N	Y	6-Apr-2010	NIL
YARROW	1207504	Active Claim			Northgate Minerals Corporation	259	N	Y	6-Apr-2010	NIL	W-LL-F1715,F1600
POWELL	1207505	Active Claim			Northgate Minerals Corporation	194.256	N	Y	6-Apr-2009	NIL
YARROW	1207506	Active Claim			Northgate Minerals Corporation	242.82	N	Y	6-Apr-2009	NIL
YARROW	1207507	Active Claim			Northgate Minerals Corporation	259	N	Y	6-Apr-2009	NIL
POWELL	1207508	Active Claim			Northgate Minerals Corporation	48.564	N	Y	6-Apr-2009	NIL
POWELL	1207509	Active Claim			Northgate Minerals Corporation	64.752	N	Y	6-Apr-2010	NIL
POWELL	1207510	Active Claim			Northgate Minerals Corporation	16.188	N	Y	6-Apr-2009	NIL
POWELL	1207511	Active Claim			Northgate Minerals Corporation	48.564	N	Y	6-Apr-2009	NIL
POWELL	1207512	Active Claim			Northgate Minerals Corporation	16.188	N	Y	6-Apr-2009	NIL
POWELL	1207513	Active Claim			Northgate Minerals Corporation	16.188	N	Y	6-Apr-2009	NIL
POWELL	1207514	Active Claim			Northgate Minerals Corporation	64.752	N	Y	6-Apr-2010	NIL	P* W-LL-F1715
YARROW	1207515	Active Claim			Northgate Minerals Corporation	32.376	N	Y	6-Apr-2010	NIL	W-LL-F1715,F1600
YARROW	1207516	Active Claim			Northgate Minerals Corporation	129.504	N	Y	6-Apr-2009	NIL
CAIRO	1207518	Active Claim			Northgate Minerals Corporation	80.94	N	Y	6-Apr-2009	NIL	P* W-LL-F1715
POWELL	1207521	Active Claim			Northgate Minerals Corporation	8.1347	N	Y	15-Sep-2010	NIL
POWELL	1207522	Active Claim			Northgate Minerals Corporation	16.188	N	Y	6-Apr-2009	NIL
POWELL	1207550	Active Claim			Northgate Minerals Corporation	16.188	N	Y	6-Apr-2009	NIL
CAIRO	1248827	Active Claim			Northgate Minerals Corporation	16.188	N	Y	7-Jun-2009	NIL
CAIRO	1248828	Active Claim			Northgate Minerals Corporation	32.376	N	Y	7-Jun-2009	NIL
CAIRO	1248829	Active Claim			Northgate Minerals Corporation	16.188	N	Y	5-Jun-2009	NIL
CAIRO	3004550	Active Claim			Northgate Minerals Corporation	48.564	N	Y	16-Sep-2010	NIL	P* W-LL-F1715
CAIRO	3004551	Active Claim			Northgate Minerals Corporation	32.376	N	Y	18-Sep-2010	NIL
POWELL	MR 12506	3858LT	19190	10	Northgate Minerals Corporation	22.237	Y	Y	30-Apr-2013	NIL
POWELL	MR 12507	3857LT	19191	10	Northgate Minerals Corporation	15.362	Y	Y	30-Apr-2013	NIL
POWELL	MR 12508	3856LT	19192	10	Northgate Minerals Corporation	12.93	Y	Y	30-Apr-2013	NIL
POWELL	MR 12509	3861LT	19197	10	Northgate Minerals Corporation	9.741	Y	Y	30-Apr-2013	NIL
POWELL	MR 12510	3860LT	19196	10	Northgate Minerals Corporation	14.225	Y	Y	30-Apr-2013	NIL
POWELL	MR 12511	3859LT	19195	10	Northgate Minerals Corporation	13.124	Y	Y	30-Apr-2013	NIL
POWELL	MR 12512	3855LT	19194	10	Northgate Minerals Corporation	12.351	Y	Y	30-Apr-2013	NIL
POWELL	MR 12610	3854LT	19193	10	Northgate Minerals Corporation	3.849	Y	Y	30-Apr-2013	NIL
POWELL	MR 5371	3104LT	18849	10	Northgate Minerals Corporation	14.933	Y	Y	30-Sep-2007	NIL
POWELL	MR 5372	3105LT	18850	10	Northgate Minerals Corporation	13.476	Y	Y	30-Sep-2007	NIL
POWELL	MR 5374	3106LT	18851	10	Northgate Minerals Corporation	10.522	Y	Y	30-Sep-2007	NIL
POWELL	MR 5375	3107LT	18852	10	Northgate Minerals Corporation	15.216	Y	Y	30-Sep-2007	NIL
POWELL	MR 5376	4215LT	19411	10	Northgate Minerals Corporation	17.766	Y	Y	30-Sep-2016	NIL
POWELL	MR 5383	3108LT	18853	10	Northgate Minerals Corporation	11.372	Y	Y	30-Sep-2007	NIL
POWELL	MR 5399	4314LT	18848	10	Northgate Minerals Corporation	21.893	Y	Y	31-Mar-2007	NIL
						2,194.07
Surface Rights Only- Fee Simple Lot within MR5408 & Licence of Occupation - Davidson Lake area
Patent
POWELL	CL4871/MR5408	23381			Northgate Minerals Corporation	0.228	Y	N	N/A
Licence of Occupation
POWELL	MR 9839 et al	1207509	LO 11167		Young-Davidson Mines Limited	24.127	Y	N	N/A

W-L-17/95: Due to a Native Land Action, Surface & Mining Rights withdrawn from prospecting, staking, sale or lease.
W-LL-F1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.
W-LL-F1600: Living Legacy Withdraw area.

24 -6

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SCOTT WILSON RPA	www.scottwilson.com

25 APPENDIX 2

COMPOSITE CONTROL INTERVALS, LONGITUDINAL SECTIONS AND SCATTER PLOTS

25-1

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SCOTT WILSON RPA	www.scottwilson.com

Table 25-1. December 2006 Resource Estimate Composite Control Data

Northgate Minerals Corporation, Young-Davidson Property
						Approximate
						Horizontal	Uncut	Cut*	Easting	Northing	Elevation
	Lens	Drill	From	To	Length	Thickness	Au	Au	Midpoint	Midpoint	Midpoint
Count	Code	Hole	(ft.)	(ft.)	(ft.)	(ft.)	oz/ton	oz/ton	(ft.)	(ft.)	(ft.)
LOWER BOUNDARY ZONE
1	14	YD9543A	2315.8	2346.5	30.7	15	0.086	0.086	4,058.1	2,348.3	5,673.3
2	15	YD06-01	3777.1	3838	60.9	45	0.086	0.086	3,554.8	2,117.8	4,465.8
3	15	YD06-01	3695	3746	51	23	0.090	0.090	3,541.2	2,075.1	4,540.4
4	15	YD06-01A	3613	3698.9	85.9	50	0.190	0.163	3,649.2	2,240.6	4,733.3
5	15	YD06-01B	3487.5	3670	182.5	135	0.303	0.140	3,824.9	2,198.9	4,854.3
6	15	YD06-01C	3358.9	3380	21.1	30	0.250	0.250	3,631.4	2,192.1	5,065.9
7	15	YD06-01D	3425	3457	32	25	0.211	0.199	3,615.6	2,203.0	4,967.9
8	15	YD06-09	3409.7	3461.7	52	20	0.242	0.184	4,138.4	2,122.9	4,589.7
9	15	YD06-13	2573	2606.5	33.5	15	0.088	0.088	3,726.8	2,285.0	5,533.1
10	15	YD06-16	4368.4	4412.2	43.8	25	0.067	0.067	3,000.9	1,827.5	3,910.3
11	15	YD06-16A	4059.2	4113	53.8	45	0.130	0.084	3,195.8	2,043.5	4,477.5
12	15	YD06-16C	4327	4373	46	30	0.108	0.108	3,223.2	2,189.5	4,242.6
13	15	YD06-20B	3985	4004.3	19.3	20	0.074	0.074	3,928.7	2,127.6	4,364.1
14	15	YD06-20C	3823	3941	118	90	0.121	0.121	3,810.4	2,170.4	4,555.8
15	15	YD89-08	1392	1447	55	20	0.075	0.075	3,664.6	2,340.7	6,541.4
16	15	YD89-09	1210.5	1248	37.5	25	0.070	0.070	3,599.0	2,368.8	6,742.8
17	15	YD89-10	1913	2003	90	75	0.076	0.076	3,754.8	2,249.6	6,067.9
18	15	YD90-03	1709	1805	96	65	0.114	0.098	3,807.9	2,344.1	6,189.3
19	15	YD90-09	2887	2978	91	50	0.131	0.121	4,154.6	2,216.3	5,110.3
20	15	YD90-16	2693.5	2738	44.5	50	0.152	0.152	3,767.4	2,270.5	5,321.9
21	15	YD9530A	2850	3055	205	110	0.121	0.116	4,058.1	2,288.0	5,153.2
22	15	YD9530X	2934	3209	275	130	0.097	0.089	3,921.7	2,190.2	4,937.8
23	15	YD9542	1601	1664	63	50	0.060	0.060	3,833.4	2,463.4	6,448.6
24	15	YD9543	2452.3	2576	123.7	45	0.089	0.089	3,967.8	2,282.0	5,451.5
25	15	YD9543A	2175	2252.5	77.5	30	0.165	0.165	4,030.9	2,305.1	5,779.0
26	15	YD9544	2922	2939.5	17.5	12	0.193	0.148	3,714.2	2,225.7	5,151.0
27	15	YD9616A	2665	2774.1	109.1	35	0.147	0.144	3,849.3	2,290.7	5,334.9
28	16	YD06-01A	3493	3538	45	30	0.173	0.148	3,616.5	2,152.8	4,837.9
29	16	YD06-01C	3289	3315	26	20	0.103	0.103	3,610.4	2,144.7	5,109.0
30	16	YD06-01D	3271	3319	48	30	0.289	0.119	3,611.8	2,098.8	5,070.2
31	16	YD90-16	2542	2587	45	20	0.155	0.139	3,761.2	2,209.4	5,460.1
32	16	YD9530A	2650	2670	20	10	0.094	0.094	3,945.1	2,133.7	5,373.8
33	16	YD9530X	2802	2851.5	49.5	30	0.117	0.117	3,883.6	2,106.5	5,164.5
34	16	YD9616A	2460.2	2480	19.8	20	0.381	0.381	3,805.0	2,181.6	5,554.6
35	17	YD06-16	4280	4310	30	17	0.076	0.076	2,996.4	1,780.9	3,993.3
36	18	YD06-27	2240	2300	60	55	0.206	0.173	2,512.3	1,881.3	5,782.8
37	18	YD90-09	2134.5	2201	66.5	30	0.121	0.064	4,044.4	1,954.9	5,820.4
					68	41	0.146	0.120
LOWER YD ZONE
1	5	YD128	155	261	106	20	0.048	0.048	1,895.5	2,578.8	6,355.8
2	5	YD129	115	435	320	20	0.097	0.097	1,919.2	2,566.9	6,246.4
3	5	YD70	63	135	72	60	0.105	0.105	1,943.2	2,661.1	6,466.0
4	5	YD71	100	250	150	60	0.058	0.058	1,892.0	2,589.9	6,466.0
5	5	YD72	133	254	121	60	0.067	0.067	1,922.9	2,527.5	6,466.0
6	5	YD74	25	85	60	60	0.130	0.130	1,985.1	2,687.7	6,466.0
7	5	YD75	28	98	70	60	0.083	0.083	2,026.0	2,750.1	6,466.0
8	5	YD77	15	75	60	60	0.053	0.053	2,081.8	2,804.0	6,466.0
9	5	YD90-07	2291.5	2378.6	87.1	25	0.093	0.093	1,952.2	2,543.1	5,658.9
10	5	YD90-23	2400	2446.8	46.8	20	0.100	0.100	2,148.2	2,571.9	5,625.3

25-2

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Table 25-1. December 2006 Resource Estimate Composite Control Data

Northgate Minerals Corporation, Young-Davidson Property
						Approximate
						Horizontal	Uncut	Cut*	Easting	Northing	Elevation
	Lens	Drill	From	To	Length	Thickness	Au	Au	Midpoint	Midpoint	Midpoint
Count	Code	Hole	(ft.)	(ft.)	(ft.)	(ft.)	oz/ton	oz/ton	(ft.)	(ft.)	(ft.)
11	5	YD90-32	2149	2287	138	35	0.089	0.079	2,014.5	2,542.5	5,792.0
12	5	YD90-34	2189	2227	38	20	0.103	0.103	2,175.4	2,583.5	5,875.7
13	6	YD06-17	3469	3570	101	50	0.080	0.080	1,926.4	2,211.7	4,725.1
14	6	YD06-17B	3706.1	3781.7	75.6	32	0.077	0.077	2,247.8	2,224.8	4,535.8
15	6	YD06-17B	3540	3585	45	23	0.107	0.107	2,188.0	2,151.7	4,690.6
16	6	YD06-21	4145	4285	140	60	0.117	0.096	1,754.2	2,125.2	4,131.2
17	6	YD06-21A	4063	4191	128	40	0.098	0.084	1,821.6	2,170.9	4,283.8
18	6	YD06-22	2825.1	2850	24.9	20	0.165	0.165	1,956.6	2,223.1	5,313.7
19	6	YD06-23	2958	3060	102	50	0.108	0.108	1,784.3	2,329.3	5,212.3
20	6	YD06-24	2877	2897.2	20.2	20	0.121	0.121	2,022.6	2,144.2	5,232.6
21	6	YD06-26	4129	4231	102	40	0.075	0.075	1,590.7	2,127.7	4,097.2
22	6	YD06-27	3089	3118.4	29.4	18	0.106	0.106	2,651.4	2,213.9	5,031.3
23	6	YD90-21	2324.5	2376	51.5	25	0.127	0.127	1,834.1	2,315.4	5,683.4
24	6	YD90-23	1934	1954	20	15	0.056	0.056	2,090.3	2,384.2	6,062.6
25	6	YD90-28	1944	2052	108	40	0.094	0.093	2,256.3	2,331.1	5,985.9
26	6	YD90-34	1810	1831	21	15	0.111	0.111	2,170.7	2,401.3	6,217.6
27	7	YD90-07	2001	2091	90	25	0.111	0.104	1,925.3	2,457.8	5,933.7
28	8	YD06-21	4360	4398	38	20	0.085	0.085	1,786.5	2,200.4	3,989.1
29	8	YD06-21A	4236	4251	15	10	0.085	0.085	1,856.9	2,234.3	4,192.6
30	8	YD06-27	3186.1	3223.2	37.1	27	0.111	0.111	2,671.8	2,256.5	4,942.1
31	8	YD90-23	2038	2059	21	10	0.140	0.121	2,102.0	2,423.7	5,966.6
32	8	YD90-28	2213	2243	30	12	0.270	0.269	2,270.5	2,401.4	5,767.7
					77	33	0.096	0.093
LUCKY ZONE
1	4	YD06-10	1641	1672	31	30	0.195	0.195	3,241.5	2,565.3	6,632.5
2	4	YD06-11	1470	1542.5	72.5	45	0.078	0.078	3,014.4	2,486.0	6,491.7
3	4	YD06-14	1000.4	1017.5	17.1	15	0.118	0.112	3,000.0	2,660.3	7,133.1
4	4	YD90-12	1505	1633	128	75	0.105	0.105	2,887.4	2,411.5	6,339.3
5	4	YD90-15	1799	1878	79	50	0.125	0.125	2,806.2	2,327.2	6,203.9
6	4	YD90-17	1236	1250	14	10	0.093	0.093	2,803.8	2,557.5	6,719.5
7	4	YD90-19	1379	1414	35	25	0.074	0.074	2,818.7	2,454.5	6,558.3
8	4	YD90-24	1970.1	1990	19.9	15	0.068	0.068	2,736.0	2,266.0	6,036.2
9	4	YD90-31	1662	1712	50	40	0.074	0.074	3,012.3	2,384.7	6,282.7
10	4	YD9537	1179	1208	29	25	0.060	0.060	2,957.6	2,504.9	6,804.3
					48	33	0.102	0.101

* High Lower Boundary Zone assays cut to 0.60 oz/ton Au.
High YDX Zone assays cut to 0.40 oz/ton Au.
High Lucky Zone assays cut to 0.50 oz/ton Au.

25-3

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2004 Micon Open Pit Wireframes (red)
2004 Micon Stope Wireframes (black)
YDX
Lens 5
Note: Some barren and low grade pierce points situated outside of the resource outlines are not shown.
-400
0
400
800
8200 El.
8000 El.
7800 El.
7600 El.
7400 El.
7200 El.
7000 El.
6800 El.
6600 El.
6400 El.
6200 El.
6000 El.
5800 El.
5600 El.
5400 El.
5200 El.
5000 El.
4800 El.
4600 El.
4400 El.
4200 El.
4000 El.
3800 El.
3600 El.
3400 El.
3200 El.
3000 El.
1400 E
1600 E
1800 E
2000 E
2200 E
2400 E
2600 E
2800 E
3000 E
3200 E
3400 E
3600 E
3800 E
4000 E
4200 E
4400 E
4600 E
4800 E
5000 E
5200 E
5400 E
5600 E
0.097
0.093
0.106

Approx. Hor. Thick (ft.) + Hole Number
oz/ton Au

Indicated

Inferred

2004 Micon Pit Shell

Diabase

Au (oz/ton)

0.0	0.01
0.01	0.03
0.03	0.05
0.05	0.07
0.07	0.15
+0.15	

RPA

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 25-1. Lens 5 Drill Intersections and Classified Resource Blocks, Longitudinal Looking North

Northgate Minerals Corporation

Young-Davidson Project, Matachewan, Ontario

(December, 2006)

25-4

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2004 Micon Open Pit Wireframes (red)
2004 Micon Stope Wireframes (black)
Lucky Zone
YDX Lens 6
Lower Boundary Zone Lens 15
2004 Micon Underground Upper Boundary Zone Wireframes (magenta)
Note: Barren and low grade pierce points situated outside of the resource outlines may not be shown.
400 0 400 800
Hole Number
Approx. Hor. Thick (ft.)
oz/ton Au
Indicated
Inferred
2004 Micon Pit Shell
Diabase
Au (oz/ton)
0.0 0.01
0.01 0.03
0.03 0.05
0.05 0.07
0.07 0.15
+0.15
SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7
RPA

Figure 25-2. YDX Lens 6, Lucky Zone, and LBZ Lens 15 Drill Intersections and Classified Resource Blocks, Longitudinal Looking North

Northgate Minerals Corporation

Young-Davidson Project, Matachewan, Ontario

(December, 2006)

25-5

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2004 Micon Open Pit Wireframes (red)
2004 Micon Stope Wireframes (black)
YDX Lens 7
YDX Lens 8-1
YDX Lens 8-2
YDX Lens 8-3
LBZ Lens 14
YD06-27
27.00
0.111
YD06-21A
0.270
-400
0
400
800
Note: Some barren and low grade pierce points situated outside of the resource are not shown.
8200 El.
8000 El.
7800 El.
7600 El.
7400 El.
7200 El.
7000 El.
6800 El.
6600 El.
6400 El.
6200 El.
6000 El.
5800 El.
5600 El.
5400 El.
5200 El.
5000 El.
4800 El.
4600 El.
4400 El.
4200 El.
4000 El.
3800 El.
3600 El.
3400 El.
3200 El.
3000 El.
1400 E
1600 E
1800 E
2000 E
2200 E
2400 E
2600 E
2800 E
3000 E
3200 E
3400 E
3600 E
3800 E
4000 E
4200 E
4400 E
4600 E
4800 E
5000 E
5200 E
5400 E
5600 E
Hole Number
Approx. Hor. Thick (ft.)
oz/ton Au
Indicated
Inferred
2004 Micon Pit Shell
Diabase
Au (oz/ton)
0.0 0.01
0.01 0.03
0.03 0.05
0.05 0.07
0.07 0.15
+0.15
RPA
SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 25-3. Lenses 7, 8, and 14 Drill Intersections and Classified Resource Blocks, Longitudinal Looking North

Northgate Minerals Corporation

Young-Davidson Project, Matachewan, Ontario

(December, 2006)

25-6

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2004 Micon Open Pit Wireframes (red)
2004 Micon Stope Wireframes (black)
LBZ Lens 16
LBZ Lens 17
0.117
0.076
-400 0 400 800
Note: Barren and low grade pierce points situated outside of the resource outlines are not shown.
1600 E 1800 E 2000 E 2200 E 2400 E 2600 E 2800 E 3000 E 3200 E 3400 E 3600 E 3800 E 4000 E 4200 E 4400 E 4600 E 4800 E 5000 E 5200 E 5400 E 5600 E
8200 El. 8000 El. 7800 El. 7600 El. 7400 El. 7200 El. 7000 El. 6800 El. 6600 El. 6400 El. 6200 El. 6000 El. 5800 El. 5600 El. 5400 El. 5200 El. 5000 El. 4800 El. 4600 El. 4400 El. 4200 El. 4000 El. 3800 El. 3600 El. 3400 El. 3200 El. 3000 El.

Hole Number
Approx. Hor. Thick (ft.)
oz/ton Au

Indicated
Inferred
2004 Micon Pit Shell
Diabase

Au (oz/ton)	
0.0	0.01
0.01	0.03
0.03	0.05
0.05	0.07
0.07	0.15
+0.15	

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 25-4. Lenses 16 nd 17 Drill Intersections and Classified Resource Blocks, Longitudinal Looking North

Northgate Minerals Corporation

Young-Davidson Project, Matachewan, Ontario

(December, 2006)

25-7

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2004 Micon Open Pit Wireframes (red)
2004 Micon Stope Wireframes (black)
LBZ
Lens 18
YD06-27
0.206
Note: Barren and low grade pierce points situated outside of the resource outlines are not shown.
-400
0
400
800
8200 El.
8000 El.
7800 El.
7600 El.
7400 El.
7200 El.
7000 El.
6800 El.
6600 El.
6400 El.
6200 El.
6000 El.
5800 El.
5600 El.
5400 El.
5200 El.
5000 El.
4800 El.
4600 El.
4400 El.
4200 El.
4000 El.
3800 El.
3600 El.
3400 El.
3200 El.
3000 El.
1400 E
1600 E
1800 E
2000 E
2200 E
2400 E
2600 E
2800 E
3000 E
3200 E
3400 E
3600 E
3800 E
4000 E
4200 E
4400 E
4600 E
4800 E
5000 E
5200 E
5400 E
5600 E
Hole Number
Approx. Hor. Thick (ft.)
oz/ton Au
Indicated
Inferred
2004 Micon Pit Shell
Diabase
Au (oz/ton)
0.0 0.01
0.01 0.03
0.03 0.05
0.05 0.07
0.07 0.15
+0.15

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 25-5. Lens 18 Drill Intersections and Classified Resource Blocks, Longitudinal Looking North

Northgate Minerals Corporation

Young-Davidson Project, Matachewan, Ontario

(December, 2006)

25-8

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Figure 25-6 Lucky Zone Block and Composite Cut Gold Grades Versus Elevation

7,600
7,400
7,200
7,000
6,800
6,600
6,400
6,200
6,000
5,800
5,600
5,400
Elevation (ft.)
0
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4
0.45
Cut oz/ton Au (High Assays Cut to 0.50 oz/ton)
Block Au (N=734)
5 ft. Composite Au (N=99)

December 2006

25-9

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Figure 25-7 Lower YD Zone Block and Composite Cut Gold Grades Versus Elevation

6,800
6,600
6,400
6,200
6,000
5,800
5,600
5,400
5,200
5,000
4,800
4,600
4,400
4,200
4,000
3,800
3,600
Elevation (ft.)
0
0.05
0.1
0.15
0.2
0.25
0.3
0.35
Cut oz/ton Au (High Assays Cut to 0.40 oz/ton)
YDX_5 Block Au (N=348)
5 ft. Composite Au (N=99)
YDX_7 Block Au (N=47)
YDX_8 Block Au (N=316)
YDX_6 Block Au (N=1348)

December 2006

25-10

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Figure 25-8 Lower Boundary Zone Block and Composite Cut Gold Grades Versus Elevation

Elevation (ft.)
7,000
6,800
6,600
6,400
6,200
6,000
5,800
5,600
5,400
5,200
5,000
4,800
4,600
4,400
4,200
4,000
3,800
3,600
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
1.1
Cut oz/ton Au (High Assays Cut to 0.60 oz/ton)
LBZ_14 Block Au (N=59)
LBZ_15 Block Au (N=2,005)
LBZ_16 Block Au (N=240)
LBZ_17 Block Au (N=79)
LBZ_18 Block Au (N=65)
5 ft. Composite Au (N=522)

December 2006

25-11

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Figure 25-9 Lower Boundary Zone Block and Composite Gold Grades Versus Elevation

Elevation (ft.)
7,000
6,800
6,600
6,400
6,200
6,000
5,800
5,600
5,400
5,200
5,000
4,800
4,600
4,400
4,200
4,000
3,800
3,600
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
1.1
oz/ton Au
LBZ_14 Block Au (N=59)
LBZ_15 Block Au (N=2,005)
LBZ_16 Block Au (N=240)
LBZ_17 Block Au (N=79)
LBZ_18 Block Au (N=65)
5 ft. Composite Au (N=522)

December 2006

25-12